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The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUPPLEMENT
to the Prospectus dated March 19, 2012

Filed pursuant to General Instruction II.L.
of Form F-10; File No. 33-179726

May 2, 2012

C$

            Common Shares

This prospectus supplement (the "Prospectus Supplement") qualifies the distribution of             common shares (the "Offered Shares") of Pretium Resources Inc. ("Pretivm" or the "Company") at a price (the "Offering Price") of C$            per Offered Share (the "Offering"). The Offering is being made pursuant to an underwriting agreement (the "Underwriting Agreement") dated May       , 2012 between Pretivm and Scotia Capital Inc. (the "Lead Underwriter"),             and            (collectively, the "Underwriters"). The Offering Price was determined through negotiations between Pretivm and the Underwriters.

The common shares of the Company (the "Common Shares") are listed and posted for trading on the Toronto Stock Exchange (the "TSX") and on the New York Stock Exchange (the "NYSE"), both under the symbol "PVG". The closing price of the Common Shares on May 1, 2012, the last trading day before the date hereof, was C$15.86 per Common Share on the TSX and US$16.10 per Common Share on the NYSE.

Price: $            per Common Share

	Price to the Public(1)	Underwriters' Fee(2)	Net Proceeds to the Company(3)
Per Common Share	$	$	$
Total(4)	$	$	$

Notes:

(1)
The Offering Price was determined by negotiation between the Company and the Underwriters.

(2)
The Company has agreed to pay to the Underwriters a cash commission (the "Underwriters' Fee") equal to             % of the gross proceeds of the Offering (including the gross proceeds realized from any exercise of the Over-Allotment Option), respectively, for their services in connection with the Offering.

(3)
This amount is calculated after deducting the Underwriters' Fee, but before deducting the expenses of the Offering, estimated to be $            , which the Company will pay from the proceeds of the Offering.

(4)
The Company has agreed to grant to the Underwriters an option (the "Over-Allotment Option"), exercisable in whole or in part at any time and from time to time for a period of 30 days following the closing of the Offering (the "Closing"), to purchase at the Offering Price up to an additional            Common Shares (the "Over-Allotment Shares"). If the Underwriters exercise the Over-Allotment Option in full, the gross proceeds raised under the Offering will be $            , the aggregate Underwriters' Fee paid by the Company will be            and the net proceeds to the Company will be $            . This Prospectus Supplement qualifies the distribution of the Over-Allotment Shares. A purchaser who acquires securities forming part of the over-allocation position acquires those securities under this Prospectus Supplement, regardless of whether such over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or through secondary market purchases. See "Plan of Distribution".

An investment in the Offered Shares is speculative and involves a high degree of risk. You should carefully read the sections of this Prospectus Supplement entitled "Cautionary Note Regarding Forward Looking Statements" and "Risk Factors" beginning on pages S-ii and S-5 of this Prospectus Supplement, respectively.

(continued on next page)

The following table sets out the number of Over-Allotment Shares for which the Over-Allotment Option may be exercised:

	Number of Shares	Exercise Period	Exercise Price
Over-Allotment Option		Up to 30 days following Closing	$

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued and sold by the Company and delivered to and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution". The sale of the Offered Shares is subject to prior sale by the Company and the approval of certain legal and tax matters on behalf of the Company by Fasken Martineau DuMoulin LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. The Underwriters may offer the Offered Shares at a lower price than the Offering Price. See "Plan of Distribution".

Subscriptions for the Offered Shares to be sold pursuant to the Offering will be received subject to rejection or allotment in whole or in part and the right is reserved by the Underwriters to close the subscription books at any time without notice. It is expected that the Closing will take place, and the Underwriters will be required to take up the Offered Shares, on or about May       , 2012, and in any event not later than 42 days following the filing of this Prospectus Supplement (the date on which Closing occurs being the "Closing Date").

It is anticipated that one or more global certificates representing the Offered Shares will be issued and registered in the name of CDS Clearing and Depository Services Inc. ("CDS") or its nominee and will be deposited with CDS. No beneficial holder of such Offered Shares will receive definitive certificates representing their interest in such securities. Beneficial holders of Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Offered Shares is acquired. Certain other holders will receive definitive certificates representing their interests in the Offered Shares.

This Offering is being made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by Canada and the United States, to prepare the Prospectus and this Prospectus Supplement in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, as adopted by the International Accounting Standards Board and amended from time to time ("IFRS"), and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in Canada and the United States. Such consequences, for investors who are resident in, or citizens of, the United States, may not be described fully in the Prospectus or this Prospectus Supplement. Investors should read the tax discussion in this Prospectus Supplement and consult their own tax advisors with respect to their own particular circumstances. See "Certain Canadian Federal Income Tax Considerations", "Certain United States Federal Tax Considerations" and "Risk Factors".

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Pretivm is incorporated under the laws of the province of British Columbia, Canada, that the majority of the Company's officers and directors and some or all of the experts named in this Prospectus Supplement are residents of a country other than the United States, and that a substantial portion of the Company's assets and the assets of those officers, directors and experts are located outside of the United States.

Neither the United States Securities and Exchange Commission (the "SEC") nor any state or Canadian securities regulator has approved or disapproved of the securities offered hereby, passed upon the accuracy or adequacy of the Prospectus and this Prospectus Supplement or determined if the Prospectus and this Prospectus Supplement are truthful or complete. Any representation to the contrary is a criminal offence.

In connection with the Offering, subject to applicable laws, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

Our head office is located at 570 Granville Street, Suite 1600, Vancouver, British Columbia, V6C 3P1 and our registered office is at 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3.

Prospectus Supplement

Base Shelf Prospectus

S-i

 GENERAL MATTERS

        This document is in two parts. The first part is the Prospectus Supplement, which describes the terms of the Offering and adds to and updates information contained in the accompanying Prospectus and the documents incorporated by reference. The second part is the accompanying Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purpose of this Offering. You should rely only on the information contained in or incorporated by reference into the Prospectus, this Prospectus Supplement and on the other information included in the registration statement of which this Prospectus Supplement forms a part. The Company has not authorized anyone to provide different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. The Company is not making an offer to sell the Offered Shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in the Prospectus and this Prospectus Supplement is accurate only as of the date of this Prospectus Supplement and that information contained in any documents incorporated by reference is accurate only as of the date of such documents, regardless of the time of delivery of this Prospectus Supplement or of any sale of Offered Shares. Our business, financial condition, and prospects may have changed since those dates. If, after the date that this Prospectus Supplement is filed but before the completion of the distribution under this Prospectus Supplement, a material change occurs, the Company will be required to file and deliver to investors an amendment to the Prospectus as soon as practicable, but in any event, within 10 days after the material change occurs.

        Unless otherwise noted or the context otherwise indicates, "Pretivm", the "Company", "we", "our" or "us" refers to Pretium Resources Inc. and its direct and indirect subsidiaries as of the date of this Prospectus Supplement.

        We prepare our financial statements in conformity with IFRS, and present such financial statements in Canadian dollars. No reconciliation to generally accepted accounting principles in the United States is required or anticipated for financial statements filed by us and incorporated by reference into the Prospectus and this Prospectus Supplement in accordance with IFRS. All dollar amounts in the Prospectus and this Prospectus Supplement are expressed in Canadian dollars, except as otherwise indicated. References to "$", "C$" or "dollars" are to Canadian dollars and references to "US$" or "U.S. dollars" are to United States dollars. See "Exchange Rate Information".

        Market data and certain industry forecasts used in the Prospectus, this Prospectus Supplement and the documents incorporated by reference herein and therein were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of the information is not guaranteed. We have not independently verified this information and do not make any representation as to the accuracy of this information.

CAUTIONARY NOTE FOR UNITED STATES INVESTORS

        We are permitted under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare the Prospectus and this Prospectus Supplement, including the documents incorporated by reference therein and herein, in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws.

        Technical disclosure regarding our properties included herein (the "Technical Disclosure") has not been prepared in accordance with the requirements of United States securities laws. Without limiting the foregoing, the Technical Disclosure uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the Technical Disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Classification System.

S-ii

        Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral reserve and resource information contained or incorporated by reference in the Prospectus and this Prospectus Supplement may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. Investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and, while we do not currently have any established mineral reserve estimates, any reserves we report in the future in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth herein and in the documents incorporated herein by reference may not be comparable with information made public by companies that report in accordance with U.S. standards.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        The Prospectus, this Prospectus Supplement and the documents incorporated by reference therein and herein contain "forward-looking information" and "forward looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward-looking information may include, but is not limited to, information with respect to our planned exploration and development activities, the adequacy of our financial resources, the estimation of mineral resources, realization of mineral resource estimates, timing of development of the Brucejack Project (as defined below), costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, our executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as "plans", "expects", "projects", "assumes", "budget", "strategy", "scheduled", "estimates", "forecasts", "anticipates", "believes", "intends" and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information.

        Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, risks related to:

  •
  the exploration, development and operation of a mine or mine property, including the potential for undisclosed liabilities on our mineral projects;

  •
  the fact that we are a relatively new company with no mineral properties in production or development and no history of production or revenue;

S-iii

  •
  development of the Brucejack Project;

  •
  our ability to obtain adequate financing for our planned exploration and development activities and to complete further exploration programs;

  •
  dependency on the Brucejack Project for our future operating revenue;

  •
  our mineral resource estimates, including accuracy thereof and our ability to upgrade such mineral resource estimates and establish mineral reserve estimates;

  •
  uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;

  •
  commodity price fluctuations, including gold price volatility;

  •
  market events and general economic conditions;

  •
  governmental regulations, including environmental regulations;

  •
  delay in obtaining or failure to obtain required permits, or non-compliance with permits that are obtained;

  •
  increased costs and restrictions on operations due to compliance with environmental laws and regulations;

  •
  uncertainty regarding unsettled First Nations rights and title in British Columbia;

  •
  land reclamation requirements;

  •
  uncertainties related to title to our mineral properties and surface rights;

  •
  currency fluctuations;

  •
  increased costs affecting the mining industry;

  •
  increased competition in the mining industry for properties, qualified personnel and management;

  •
  our ability to attract and retain qualified management;

  •
  some of our directors' and officers' involvement with other natural resource companies;

  •
  potential inability to attract development partners or our ability to indentify attractive acquisitions;

  •
  Silver Standard Resources Inc.'s ("Silver Standard") share ownership, ability to influence our governance and possible market overhang;

  •
  uncertainty as to the outcome of potential legal proceedings;

  •
  future sales or issuances of our equity securities; and

  •
  our being treated as a passive foreign investment company for U.S. Federal income tax purposes.

        This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Prospectus and this Prospectus Supplement under the heading "Risk Factors" and elsewhere in the Prospectus and this Prospectus Supplement and the documents incorporated by reference therein and herein. Our forward-looking information is based on the beliefs, expectations and opinions of management on the date the statements are made. In connection with the forward-looking statements contained in the Prospectus and this Prospectus Supplement, including the documents incorporated by reference therein and herein, we have made

S-iv

certain assumptions about our business, including about our planned exploration and development activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Project; timing and receipt of approvals, consents and permits under applicable legislation; and the adequacy of our financial resources. We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this Prospectus Supplement, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

EXCHANGE RATE INFORMATION

        The following table sets forth, for each period indicated, the exchange rates of the Canadian dollar to the U.S. dollar at the end of such period and the highest, lowest and average exchange rates for such period (such rates, which are expressed in Canadian dollars, are based on the noon buying rate for U.S. dollars reported by the Bank of Canada).

	Year ended December 31,
	2009	2010	2011
Rate at the end of period	$0.9555	$1.0054	$0.9833
Average rate during period	$0.8797	$0.9713	$1.0117
Highest rate during period	$0.9716	$1.0054	$1.0583
Lowest rate during period	$0.7692	$0.9278	$0.9430

        On May 1, 2012, the Bank of Canada noon spot exchange rate for the purchase of one United States dollar using Canadian dollars was $1.0164 ($1.00 = US$0.9839).

TECHNICAL AND SCIENTIFIC DISCLOSURE

        Certain technical information relating to the Brucejack Project contained in this Prospectus Supplement is derived from, and in some instances is an extract from, the report entitled "Mineral Resources Update Technical Report" (the "Brucejack Report") with an effective date of April 3, 2012, which was prepared by Ivor W.O. Jones, M.Sc., CP, FAusIMM, Senior Principal Consultant, Snowden Mining Industry Consultants ("Snowden").

        Technical information in this Prospectus Supplement not contained in the Brucejack Report has been approved by Mr. Kenneth C. McNaughton, M.A.Sc., P.Eng., Pretivm's Vice President and Chief Exploration Officer and Ian I. Chang M.A.Sc., P.Eng., Pretivm's Vice President, Project Development, each of whom is a "qualified person" as defined in NI 43-101 and has reviewed and verified the disclosure of such information.

        Reference should be made to the full text of the Brucejack Report, which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under the Company's profile on SEDAR at www.sedar.com. Alternatively, copies of the Brucejack Report may be inspected until the day that is thirty days after the date hereof during normal business hours at the Company's head office and at the offices of our Canadian legal counsel, Fasken Martineau DuMoulin LLP.

S-v

 THE OFFERING

Issuer:	Pretium Resources Inc.
Securities offered:	Common Shares
Public offering price:	C$ per Common Share
Common Shares outstanding before this Offering:	88,123,136 Common Shares
Common Shares outstanding after this Offering:	Common Shares. If the Over-Allotment Option is exercised in full, Common Shares will be outstanding after this Offering.
Underwriting commission:	We have agreed to pay the Underwriters a commission of C$ for each Common Share sold pursuant to this Offering. See "Plan of Distribution".
Over-Allotment Option:	We have granted the Underwriters an Over-Allotment Option, exercisable at any time for a period of 30 days following the Closing of this Offering, to purchase up to an additional Common Shares.
Use of proceeds:
We estimate that the net proceeds from this Offering will be approximately C$ (approximately C$ if the Underwriters exercise the Over-Allotment Option in full). We intend to use the net proceeds from the Offering to fund the continued exploration of the Brucejack Project.
Tax considerations:
Purchasing the Offered Shares may have tax consequences in both the United States and Canada. This Prospectus Supplement and the accompanying Prospectus may not describe these consequences fully. You should read the tax discussion in this Prospectus Supplement and consult with your own tax advisor. See "Certain United States Federal Income Tax Considerations" and "Certain Canadian Federal Income Tax Considerations".
Stock exchange symbols:	Our Common Shares are listed on the TSX and NYSE, both under the symbol "PVG".
Risk factors:	See "Risk Factors" beginning on page S-5 of this Prospectus Supplement for a discussion of certain factors you should carefully consider before deciding to invest in our Common Shares.

THE COMPANY

        The following description of the Company is derived from selected information about the Company contained in the documents incorporated by reference into the Prospectus and this Prospectus Supplement and from the Brucejack Report. This description does not contain all of the information about the Company and its properties and business that you should consider before investing in any Offered Shares. You should carefully read the entire Prospectus and this Prospectus Supplement, including the section entitled "Risk Factors" that immediately follows this description of the Company, as well as the Brucejack Report and the documents incorporated by reference into the Prospectus and this Prospectus Supplement, before making an investment decision. The Prospectus and this Prospectus Supplement contain forward-looking statements concerning the Company's exploration and development plans at its properties, mineral resource estimates, timing and development of the Brucejack Project, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation and other matters. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause the Company's results to differ from those expressed or implied by the forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements".

Corporate Structure

        The Company was incorporated under the Business Corporations Act (British Columbia) on October 22, 2010. Our head office is located at 570 Granville Street, Suite 1600, Vancouver, British Columbia, V6C 3P1 and our registered office is at 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3.

        We have two wholly-owned subsidiaries, Pretium Exploration Inc. and 0890696 B.C. Ltd., which hold our interests in the Brucejack Project and the assets related thereto.

Overview

        We are an exploration and development company that was formed for the acquisition, exploration and development of precious metal resource properties in the Americas. Our only material mineral project for the purposes of NI 43-101 is the Brucejack Project (the "Brucejack Project"), an advanced stage exploration project located in north-western British Columbia. We intend to focus our exploration and development efforts on the Brucejack Project, and in particular on expanding and increasing the quality of mineral resources and advancing engineering studies on the higher grade underground opportunities at the Valley of the Kings zone (the "VOK Zone") and the West zone (the "West Zone") at the Brucejack Project. See "The Company — Strengths". We also have a 100% interest in the Snowfield Project (the "Snowfield Project"), which is also located in north-western British Columbia. We are not actively developing the Snowfield Project at this time and we consider it to be non-material to our business and for the purposes of NI 43-101.

        As at April 3, 2012, indicated mineral resources at the VOK Zone at the Brucejack Project were estimated at approximately 4.9 million ounces of gold and 4.1 million ounces of silver and measured mineral resources at the West Zone at the Brucejack Project were estimated at approximately 0.5 million ounces of gold and 26.8 million ounces of silver. Indicated mineral resources at the West Zone at the Brucejack Project were estimated at approximately 0.5 million ounces of gold and 15.1 million ounces of silver. Inferred mineral resources at the combined VOK Zone and West Zone at the Brucejack Project were estimated at approximately 11.3 million ounces of gold and 15.3 million ounces of silver. All resource figures are at a cut-off grade of 5 grams/tonne ("g/t") gold equivalent ("AuEq"). See "Details of the Brucejack Project — Mineral Resource Estimates".

Strategy and Objectives

        Our strategy is to grow our business through the exploration and acquisition of quality precious metals projects. The Brucejack Project is our initial material project. We intend to continue exploration of this project with a focus on expanding and increasing the quality of mineral resources and advancing engineering studies on the higher grade underground opportunity at the Brucejack Project, in particular at the VOK Zone and the West Zone.

        A feasibility study has been commissioned on the higher grade gold opportunity at the Brucejack Project.

Higher Grade Opportunity at the Brucejack Project

        At the Brucejack Project underground opportunities at the VOK Zone and West Zone, grade and tonnage estimates at a cut-off grade of 5.00 grams of gold-equivalent per tonne, contain gold and silver resources of approximately:

  •
  5.8 million ounces of gold and 46.0 million ounces of silver in the measured and indicated mineral resource categories (13.7 million tonnes grading 13.2 grams of gold and 104 grams of silver per tonne); and

  •
  11.3 million ounces of gold and 15.3 million ounces of silver in the inferred resource category (16.7 million tonnes grading 20.9 grams of gold and 28 grams of silver per tonne).

        See "Details of the Brucejack Project — Mineral Resource Estimates".

DETAILS OF THE BRUCEJACK PROJECT

        Unless otherwise stated, the technical information, tables and figures that follow relating to the Brucejack Project are derived from, and in some instances are extracts from, the Brucejack Report.

Project Description and Location

        The Brucejack Project consists of six mineral claims totalling 3,199.28 hectares located approximately 950 kilometres northwest of Vancouver, British Columbia and 65 kilometres north-northwest of the town of Stewart, British Columbia. The Brucejack Project is subject to a 1.2% net smelter returns royalty in favour of Black Hawk Mining Inc. on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver.

Mineral Resource Estimates

        The current mineral resources as presented in this Prospectus Supplement are comprised of two different zones on the Brucejack Project, the West Zone and the VOK Zone. The database used for the VOK Zone mineral resource estimate contains 156 drillholes for 59,100 metres including 9 historical surface drillholes (579 metres) and 147 surface drillholes completed since 2009 (58,521 metres). The database used for the West Zone mineral resource estimate contains 756 drillholes for 62,208 metres including 439 underground drillholes (24,688 metres), 269 historical surface drillholes (21,321 metres) and 48 surface drillholes completed since 2009 (17,199 metres). The data used in the estimates excludes intervals with no gold and silver values and drillholes outside of the two areas.

        The mineral resource estimates are reported above a cut-off grade of 5 g/t AuEq which reflects the potential economics of a high grade underground mining scenario. The gold equivalent value for each block is calculated according to the formula (AuEq = Au + Ag/53), based upon prices of $US1,590 /oz and $US30 /oz for gold and silver, respectively. Recoveries for gold and silver are assumed to be similar.

Table 1 VOK Zone Mineral Resource Estimate based on a Cut-Off Grade of 5 g/t AuEq — April 2012(1)(4)(5)(6)

				Contained(3)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold (million oz)	Silver (million oz)

Indicated	8.9	17.3	14.5	4.9	4.1

Inferred(2)	12.7	25.5	11.6	10.4	4.7

Notes:

(1)
Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. These mineral resources were estimated using the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council. See "Cautionary Note to United States Investors".

(2)
The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resources and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

(3)
Contained metal may differ due to rounding.

(4)
The mineral resource estimate stated in Table 1 is defined using 5 metres by 5 metres by 5 metres blocks in the well drilled portion of West Zone (5 metres by 10 metres or better) and 10 metres by 10 metres by 10 metres blocks in the remainder of the West Zone and the VOK Zone.

(5)
Parameters used in the estimate include metal prices of US$1,590/oz. gold and US$30.00/oz. silver.

(6)
Tonnage and grade measurements are in metric units. See "Cautionary Note to United States Investors".

Table 2 West Zone Mineral Resource Estimate based on a Cut-Off Grade of 5 g/t AuEq — April 2012(1)(4)(5)(6)

				Contained(3)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold (million oz)	Silver (million oz)

Measured	2.4	5.85	347	0.5	26.8

Indicated	2.5	5.86	190	0.5	15.1

Measured + Indicated	4.9	5.85	267	0.9	41.9

Inferred(2)	4.0	6.44	82	0.8	10.6

Notes:

(1)
Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. These mineral resources were estimated using the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council. See "Cautionary Note to United States Investors".

(2)
The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resources and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

(3)
Contained metal may differ due to rounding.

(4)
The mineral resource estimate stated in Table 2 is defined using 5 metres by 5 metres by 5 metres blocks in the well drilled portion of West Zone (5 metres by 10 metres or better) and 10 metres by 10 metres by 10 metres blocks in the remainder of the West Zone and the VOK Zone.

(5)
Parameters used in the estimate include metal prices of US$1,590/oz. gold and US$30.00/oz. silver.

(6)
Tonnage and grade measurements are in metric units. See "Cautionary Note to United States Investors".

Table 3 Mineral Resource Estimate: VOK Zone and West Zone based on a Cut-Off Grade of 5 g/t AuEq — April 2012(1)(4)(5)(6)

				Contained(3)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold (million oz)	Silver (million oz)

Measured Resources

West Zone	2.4	5.85	347	0.5	26.8

Indicated Resources

West Zone	2.5	5.86	190	0.5	15.1

VOK Zone	8.9	17.3	14.5	4.9	4.1

Measured + Indicated Resources

Total	13.7	13.2	104	5.8	46.0

Inferred(2) Resources

VOK Zone	12.7	25.5	11.6	10.4	4.7

West Zone	4.0	6.44	82	0.8	10.6

Total	16.7	20.9	28	11.3	15.3

Notes:

(1)
Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. These mineral resources were estimated using the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council. See "Cautionary Note to United States Investors".

(2)
The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resources and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

(3)
Contained metal may differ due to rounding.

(4)
The mineral resource estimate stated in Table 3 is defined using 5 metres by 5 metres by 5 metres blocks in the well drilled portion of West Zone (5 metres by 10 metres or better) and 10 metres by 10 metres by 10 metres blocks in the remainder of the West Zone and the VOK Zone.

(5)
Parameters used in the estimate include metal prices of US$1,590/oz. gold and US$30.00/oz. silver.

(6)
Tonnage and grade measurements are in metric units. See "Cautionary Note to United States Investors".

RISK FACTORS

        Investing in the Offered Shares is speculative and involves a high degree of risk due to the nature of our business and the present stage of exploration of our mineral properties. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking information relating to the Company, or its business, property or financial results, each of which could cause purchasers of Offered Shares to lose part or all of their investment. You should carefully consider the following risk factors along with other risk factors included elsewhere in the Prospectus, this Prospectus Supplement and in the documents incorporated by reference.

Risks Related to the Business of the Company

We have no mineral properties in production or under development and even if the development of any of our properties is found to be economically feasible, we will be subject to all of the risks associated with establishing new mining operations.

        We do not currently have mineral properties under development. Even if the future development of any of our properties is found to be economically feasible, and the development of which is approved by the board of directors, such development will require the completion of financing, the construction and operation of mines, processing plants and related infrastructure. As a result, we are and will continue to be subject to all of the risks associated with establishing new mining operations, including:

  •
  the timing and cost, which can be considerable, of the construction of mining and processing facilities;

  •
  the availability and cost of skilled labour, mining equipment and principal supplies needed for operations;

  •
  the availability and cost of appropriate smelting and refining arrangements;

  •
  the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;

  •
  the availability of funds to finance construction and development activities;

  •
  potential opposition from non-governmental organizations, First Nations, environmental groups, local groups or other stakeholders which may delay or prevent development activities; and

  •
  potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies.

        The costs, timing and complexities of developing our projects may be greater than anticipated because the majority of such property interests are not located in developed areas, and, as a result, our property interests may not be served by appropriate road access, water and power supply and other support infrastructure. Cost estimates may increase as more detailed engineering work is completed on a project. It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. Accordingly, we cannot provide assurance that our activities will result in profitable mining operations at our mineral properties.

We are an exploration stage company that has no history of production and no revenue from operations. We cannot provide assurance that we will generate any operating revenues at our mineral properties in the future.

        We are an exploration company and all of our properties are in the exploration stage. We have a very limited history of operations and to date have generated no revenue from operations. As such, we are subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. We have not defined or delineated any proven or probable mineral reserves on any of our exploration stage properties. Mineral exploration involves significant risk, since few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines.

        We anticipate that we will continue to incur exploration and development costs without realizing any revenues for the foreseeable future. We expect to continue to incur losses unless and until such time as one or more of our mineral properties enters into commercial production and generates sufficient revenues to fund our continuing operations. If we are unable to generate significant revenues at the Brucejack Project, we will not be able to earn profits or continue operations. We cannot provide investors with any assurance that we will ever develop a mine at the Brucejack Project.

We may not have sufficient funds to develop our mineral properties or to complete further exploration programs.

        We are an exploration company with limited financial resources. We currently generate no operating revenue, and must primarily finance exploration activity and the development of mineral properties by other means. In the future, our ability to continue exploration, and development and production activities, if any, will depend on our ability to obtain additional external financing. Any unexpected costs, problems or delays could severely impact our ability to continue exploration and development activities.

        The sources of external financing that we may use for these purposes include project or bank financing, or public or private offerings of equity and debt. In addition, we may enter into one or more strategic alliances or joint ventures, decide to sell certain property interests, or utilize one or a combination of all of these alternatives. The financing alternative we choose may not be available on acceptable terms, or at all. If additional financing is not available, we may have to postpone the further exploration or development of, or sell, one or more of our principal properties. Furthermore, even if we raise sufficient additional capital, there can be no assurance that we will achieve profitability or positive cash flow. In addition, any future equity offering will further dilute your equity interest in us and any future debt financing will require us to dedicate a portion of our cash flow to payments on indebtedness and will limit our flexibility in planning for or reacting to changes in our business.

We are dependent on the Brucejack Project for our future operating revenue.

        Our only material property for the purposes of NI 43-101 is the Brucejack Project, which has a limited life based on mineral resource estimates. There are no established mineral reserve estimates with respect to the Brucejack Project. Mineral resources are not mineral reserves and do not have demonstrated economic viability. In order to be able to develop a mine and commence production, we will be required to replace and expand our mineral resources and obtain mineral reserves. In the absence of additional mineral projects, the Company will be solely dependent upon the Brucejack Project for its revenue and profits, if any. In addition, development costs are difficult to predict and may render the development of the Brucejack Project financially unfeasible. Should the development of the Brucejack Project turn out to be not possible or practicable, for political, engineering, technical, economic, legal or other reasons, our business and financial position will be significantly and adversely affected.

Mineral resource and reserve calculations are only estimates.

        Any figures presented for mineral resources in the Prospectus, this Prospectus Supplement or in any document incorporated by reference herein or therein, any figures for mineral resources which may be presented in the future or any figures for mineral reserves that may be presented by us in the future are and will only be estimates. There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources. Until mineral reserves or mineral resources are actually mined and processed, the quantity of metal and grades must be considered as estimates only and no assurances can be given that the indicated levels of metals will be produced. In making determinations about whether to advance any of our projects to development, we must rely upon estimated calculations as to the mineral resources and grades of mineralization on our properties.

        The estimating of mineral reserves and mineral resources is a subjective process that relies on the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate.

        Estimated mineral reserves or mineral resources may have to be recalculated based on changes in mineral prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral reserve or resource estimates. The extent to which resources may ultimately be reclassified as proven or probable mineral reserves is dependent upon the demonstration of their profitable recovery. Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property's return on capital. We cannot provide assurance that mineralization can be mined or processed profitably.

        Our mineral resource estimates have been determined and valued based on assumed future metal prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold and silver may render portions of our mineralization uneconomic and result in reduced reported mineral resources, which in turn could have a material adverse effect on our results of operations or financial condition. We cannot provide assurance that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale. In addition, if our projects produce concentrate for which there is no market, specifically, with respect to concentrate containing rhenium, this may have an impact on the economic model for the Brucejack Project. A reduction in any resources that may be estimated by us in the future could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.

        No assurances can be given that any mineral resource estimates for the Brucejack Project will ultimately be reclassified as proven or probable mineral reserves. The failure to establish proven and probable mineral reserves could restrict our ability to successfully implement our strategies for long-term growth and may impact future cash flows, earnings, results of operation and financial condition.

Uncertainty exists related to mineral resources.

        There is a risk that inferred mineral resources referred to in the Prospectus and this Prospectus Supplement cannot be converted into measured or indicated mineral resources as there may be limited ability to assess geological continuity. In addition, there is no assurance that any mineral resources will, as a result of continued exploration, be determined to have sufficient geological continuity so as to be upgraded to constitute proven and probable mineral reserves.

Changes in the market price of gold and other metals, which in the past have fluctuated widely, may materially and adversely affect our revenues and the value of our mineral properties.

        Our profitability and long-term viability will depend, in large part, on the market price of gold and silver. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

  •
  global or regional consumption patterns;

  •
  the supply of, and demand for, these metals;

  •
  speculative activities;

  •
  the availability and costs of metal substitutes;

  •
  expectations for inflation; and

  •
  political and economic conditions, including interest rates and currency values.

        We cannot predict the effect of these factors on metal prices. A decrease in the market price of gold and other metals could affect our ability to finance the exploration and development of any of our mineral properties. The market price of gold and other metals may not remain at current levels. In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased gold production from mines developed or expanded as a result of current metal price levels. A sustained period of declining gold and other metal prices would adversely affect our financial performance, financial position and results of operations.

We may incur losses for the foreseeable future.

        We expect to incur losses unless and until such time as our mineral projects generate sufficient revenues to fund continuing operations. The exploration and development of our mineral properties will require the commitment of substantial financial resources that may not be available. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants' analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners and the acquisition of additional property interests, some of which are beyond our control. We cannot provide assurance that we will ever achieve profitability.

General market events and conditions may adversely affect our business and industry.

        In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage- backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008 and early 2009, causing a loss of confidence in the U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks and other financial institutions and insurers, and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and other governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. Since such time, there has been no broad and consistent improvement in general economic indicators, including employment levels, announced corporate earnings, economic growth and consumer confidence. Any or all of these market events and conditions may adversely affect our business and industry.

General economic conditions may adversely affect our growth, profitability and ability to obtain financing.

        The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the gold mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth and profitability. A number of issues related to economic conditions could have a material adverse effect on our financial condition and results of operations, specifically:

  •
  the global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity;

  •
  the volatility of gold and other metal prices would impact our revenues, profits, losses and cash flow;

  •
  continued recessionary pressures could adversely impact demand for our production;

  •
  volatile energy, commodity and consumables prices and currency exchange rates would impact our production costs; and

  •
  the devaluation and volatility of global stock markets would impact the valuation of our equity and other securities.

Mining is inherently risky and subject to conditions or events beyond our control.

        The development and operation of a mine or mine property is inherently dangerous and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome, including:

  •
  unusual or unexpected geological formations;

  •
  metallurgical and other processing problems;

  •
  metal losses;

  •
  environmental hazards;

  •
  power outages;

  •
  labour disruptions;

  •
  industrial accidents;

  •
  periodic interruptions due to inclement or hazardous weather conditions;

  •
  flooding, explosions, fire, rockbursts, cave-ins and landslides;

  •
  mechanical equipment and facility performance problems;

  •
  avalanches; and

  •
  the availability of materials and equipment.

        These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, including to our employees, environmental damage, delays in mining, increased production costs, asset write downs, monetary losses and possible legal liability. We may not be able to obtain insurance to cover these risks at economically feasible premiums, or at all. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. We may suffer a material adverse impact on our business if we incur losses related to any significant events that are not covered by our insurance policies.

We cannot provide assurance that we currently hold or will successfully acquire commercially mineable mineral rights.

        Exploration for and development of gold properties involves significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish mineral reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting gold from ore. We cannot ensure that our current exploration and development programs will result in profitable commercial mining operations.

        The economic feasibility of development projects is based upon many factors, including the accuracy of mineral resource and mineral reserve estimates; metallurgical recoveries; capital and operating costs; government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting and environmental management and protection; and gold prices, which are highly volatile. Development projects are also subject to the successful completion of feasibility studies, issuance of necessary governmental permits and availability of adequate financing.

        Most exploration projects do not result in the discovery of commercially mineable ore deposits, and no assurance can be given that any anticipated level of recovery of ore reserves, if any, will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of mineral reserves, mineral resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, the metallurgy of the mineralization forming the mineral deposit, unusual or unexpected geological formations and work interruptions. If current exploration programs do not result in the discovery of commercial ore, we may need to write-off part or all of our investment in existing exploration stage properties.

        Material changes in ore reserves, if any, grades, stripping ratios or recovery rates may affect the economic viability of any project. Our future growth and productivity will depend, in part, on our ability to develop commercially mineable mineral rights at our existing properties or identify and acquire other commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

  •
  establish ore reserves through drilling and metallurgical and other testing techniques;

  •
  determine metal content and metallurgical recovery processes to extract metal from the ore; and

  •
  construct, renovate or expand mining and processing facilities.

        In addition, if we discover ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that we currently hold or will successfully acquire commercially mineable (or viable) mineral rights.

We are subject to significant governmental regulations.

        Our exploration activities are subject to extensive federal, provincial and local laws, regulations and policies governing various matters, including:

  •
  environmental protection;

  •
  the management and use of toxic substances and explosives;

  •
  management of tailings and other wastes;

  •
  the management of natural resources and land;

  •
  the exploration and development of mineral properties;

  •
  mine construction;

  •
  mine production and post-closure reclamation;

  •
  exports;

  •
  price controls;

  •
  taxation and mining royalties;

  •
  labour standards and occupational health and safety, including mine safety; and

  •
  historic and cultural preservation.

        Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause us to incur additional expense or capital expenditure restrictions or suspensions of our activities and delays in the exploration and development of our properties.

We require further rights and permits in order to conduct current and anticipated future operations, and delays in obtaining or failure to obtain such rights and permits, or a failure to comply with the terms of any such permits that we have obtained, could adversely affect our business.

        Our current and anticipated future operations, including further exploration, development and commencement of production on our mineral properties, require permits from various governmental authorities. Obtaining or renewing governmental permits is a complex and time-consuming process. The duration and success of efforts to obtain and renew permits are contingent upon many variables not within our control. Shortages of personnel in various levels of government could result in delays or inefficiencies. Backlog within permitting agencies affected by the number of other large-scale projects currently in a more advanced stage of development could slow down the review process and adversely effect the permitting timeline of our projects. Negative public and stakeholder opinion is another factor that could affect the permitting timeline. As well, the specific permitting requirements that will ultimately apply to any project are difficult to correctly assess at the exploration and development stage. In addition, our future development plans may require us to obtain the necessary surface rights from the owners of such rights in order to complete the development of our projects.

        We cannot provide assurance that all rights and permits that we require for our operations, including any for construction of mining facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all. In particular, we will require environmental assessments under federal and provincial legislation and specific permits and authorizations, including for the disposal of tailings from the Brucejack Project into Brucejack Lake. Delays or a failure to obtain such required permits, or the expiry, revocation or failure to comply with the terms of any such permits that we have obtained, would adversely affect our business.

Our activities are subject to environmental laws and regulations that may increase our costs and restrict our operations.

        All of our exploration, development and production activities are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation is evolving and the general trend has been towards stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on our behalf and may cause material changes or delays in our intended activities. Future changes in these laws or regulations could have a significant adverse impact on some portion of our business, requiring us to re-evaluate those activities at that time.

        Environmental hazards may exist on our properties that are unknown to us at the present time and have been caused by previous owners or operators or that may have occurred naturally. We may be liable for remediating such damage.

        Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed. Such enforcement actions may include the imposition of corrective measures requiring capital expenditure, installation of new equipment or remedial action.

There is uncertainty related to unsettled First Nations rights and title in British Columbia and this may create delays in project approval or interruptions in project progress.

        The nature and extent of First Nations rights and title remains the subject of active debate, claims and litigation in British Columbia. First Nations in British Columbia have made claims of aboriginal rights and title to substantial portions of land and water in the province, including areas where the Company's operations are situated, creating uncertainty as to the status of competing property rights. The Supreme Court of Canada has held that aboriginal groups may have a spectrum of aboriginal rights in lands that have been traditionally used or occupied by their ancestors. Such aboriginal rights and title are not absolute and may be infringed by government in furtherance of a legislative objective, subject to meeting a justification test. However, decisions of the Supreme Court of Canada and the British Columbia Supreme Court cast doubt on the provincial government's ability to justify infringements of treaty rights and aboriginal title, respectively. The effect of such claims on any particular area of land will not be determinable until the exact nature of historical use, occupancy and rights to such property have been clarified by a decision of the Courts or definition in a treaty. First Nations in the province are seeking settlements including compensation from governments with respect to these claims, and the effect of these claims cannot be estimated at this time. The federal and provincial governments have been seeking to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve many of these claims. Any settlements that may result from these negotiations may involve a combination of cash, resources, grants of conditional rights to undertake traditional pursuits (like hunting, gathering, trapping and fishing) on public lands, and some rights of self-government. The issues surrounding aboriginal title and rights are not likely to be resolved in the near future.

        In a landmark decision in 2004, the Supreme Court of Canada determined that there is a duty on government to consult with and, where appropriate, accommodate First Nations where government decisions may impact on claimed, but as yet unproven, aboriginal rights or title. This decision also provided much needed clarification of the duties of consultation and accommodation. This decision was re-enforced in a 2010 decision of the Supreme Court of Canada, in which the Court re-affirmed and re-stated the test for determining when the duty to consult arises. The Court has made clear that third parties are not responsible for consultation or accommodation of aboriginal interests and that this responsibility lies with government. However, government permits, including environmental and mine permits, will not be granted by provincial and federal agencies unless they are satisfied that the duty to consult and accommodate has been fully met. In 2005, the Supreme Court of Canada confirmed that this duty exists with respect to claimed treaty rights.

        A portion of the Brucejack Project lies within traditional First Nation territory and in the Nass Area, as defined in the final Agreement between the Nisga'a First Nation and the federal and provincial governments, which came into effect on May 11, 2000 (the "Final Agreement"). However, there may be overlapping claims by other First Nations. Given the unsettled nature of land claims and treaty rights in British Columbia, as well as the rights of the Nisga'a under the Nisga'a Final Agreement, there can be no guarantee that there will not be delays in project approval, unexpected interruptions in project progress, or additional costs to advance the Company's projects.

        In order to facilitate mine permitting, construction and the commencement of mining activities, the Company may deem it necessary and prudent to try to obtain the cooperation and approval of the local First Nations groups. Any cooperation and approval may be predicated on our committing to take measures to limit the adverse impacts on local First Nations groups and ensuring that some of the economic benefits of the construction and mining activity will be enjoyed by the local First Nations groups. There can be no guarantee that any of our efforts to secure such cooperation or approval would be successful or that the assertion of First Nations rights and title, or claims of insufficient consultation or accommodation, will not create delays in project approval or unexpected interruptions in project progress, or result in additional costs to advance our projects.

Our properties may be subject to uncertain title.

        We cannot provide assurance that title to our properties will not be challenged. We hold mineral claims which constitute our property holdings. We may not have, or may not be able to obtain, all necessary surface rights to develop a mineral property. Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained a secure claim to individual mining properties may be severely constrained. We have not conducted surveys of all of the claims in which we hold direct or indirect interests. A successful claim contesting our title to a property could cause us to lose our rights to explore and, if warranted, develop that property or undertake or continue production thereon. This could also result in our not being compensated for our prior expenditures relating to such property.

Land reclamation requirements for our exploration properties may be burdensome.

        Land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. Reclamation may include requirements to treat ground and surface water to drinking water standards, control dispersion of potentially deleterious effluent and reasonably re-establish pre-disturbance land forms and vegetation. In order to carry out reclamation obligations imposed on us in connection with exploration, development and production activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs. The actual costs of reclamation and mine closure are uncertain and planned expenditures may differ from the actual expenditures required. Therefore, the amount that we are required to spend may be materially higher than our estimates. Any additional amounts we are required to spend on reclamation and mine closure may have a material adverse effect on our financial performance, financial condition and results of operations.

We may fail to identify attractive acquisition candidates or may fail to successfully integrate acquired material properties.

        We may actively pursue the acquisition of exploration, development and production assets consistent with our acquisition and growth strategy. The identification of attractive candidates and integration of acquired properties, assets or entities involve inherent risks, including but not limited to:

  •
  accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

  •
  ability to achieve identified and anticipated operating and financial synergies;

  •
  unanticipated costs;

  •
  diversion of management attention from existing business;

  •
  potential loss of our key employees or key employees of any business acquired;

  •
  unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

  •
  decline in the value of acquired properties, companies or securities.

        Any one or more of these factors or other risks could cause us not to realize the anticipated benefits of an acquisition of properties or companies, and could have a material adverse effect on our financial condition.

        In connection with any future acquisitions, we may incur indebtedness or issue equity securities, resulting in increased interest expense or dilution of the percentage ownership of existing shareholders. Acquisition costs, additional indebtedness or issuances of securities in connection with such acquisitions, may adversely affect the price of our common stock and negatively affect our results of operations.

We may be adversely affected by future fluctuations in foreign exchange rates.

        Our potential profitability is exposed to the financial risk related to the fluctuation of foreign exchange rates. The minerals that could be produced from our projects are priced in U.S. dollars but, since our only projects are located in Canada, the majority of our estimated expenditures are in Canadian dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the U.S. dollar will have an effect on the potential profitability of our projects and therefore our ability to continue to finance our operations. To the extent that the actual Canadian dollar to U.S. dollar exchange rate is less than or more than the rate estimated in any future development plans, the profitability of our projects will be affected. Accordingly, our prospects may suffer due to adverse currency fluctuations.

High metal prices in recent years have encouraged increased mining exploration, development and construction activity, which has increased demand for, and cost of, exploration, development and construction services and equipment.

        The relative strength of metal prices over the past number of years has encouraged increases in mining exploration, development and construction activities around the world, which has resulted in increased demand for, and cost of, exploration, development and construction services and equipment. While recent market conditions have had a moderating effect on the costs of such services and equipment, increases in such costs may continue with the resumption of an upward trend in metal prices. Increased demand for services and equipment could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development and/or construction costs.

The mining industry is very competitive.

        We compete with other exploration and producing companies, many of which are better capitalized, have greater financial resources, operational experience and technical capabilities or are further advanced in their development or are significantly larger and have access to greater mineral reserves, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. If we require and are unsuccessful in acquiring additional mineral properties or qualified personnel, we will not be able to grow at the rate we desire, or at all.

        Our competitors may be able to devote greater resources to the expansion and efficiency of their operations or respond more quickly to new laws and regulations or emerging technologies than we can. We may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on our business, financial condition or results of operations.

We may experience difficulty attracting and retaining qualified management to grow our business.

        We are dependent on the services of key executives and other highly skilled and experienced personnel to advance our corporate objectives as well as the identification of new opportunities for growth and funding. Robert A. Quartermain, Joseph J. Ovsenek, Kenneth McNaughton and Peter de Visser are currently our key executives. It will be necessary for us to recruit additional skilled and experienced management and personnel. Our inability to do so, or the loss of Mr. Quartermain, or any of our key executives, or our inability to attract and retain suitable replacements for such executives or the additional highly skilled employees required for our activities, would have a material adverse effect on our business and financial condition.

Some of our directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.

        Certain of our directors and officers also serve as directors or officers, or have significant shareholdings in, other companies involved in natural resource exploration and development or mining-related activities, including, in particular, Silver Standard. To the extent that such other companies may participate in ventures that we may also participate in, or in ventures that we may seek to participate in, our directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where our directors and officers have an interest in other companies, such other companies may also compete with us for the acquisition of mineral property investments. Such conflicts of our directors and officers may result in a material and adverse effect on our profitability, results of operation and financial condition. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material adverse effect on our financial position.

We may be unable to attract development partners.

        The Company may seek to develop some or all of its projects in partnership with one or more third parties in a corporate or contractual joint venture, or otherwise, or to dispose of some part or of its project to another party, retaining a royalty interest therein. The Company may be unable to find such partners or to negotiate satisfactory terms therewith, in which case the Company will be obliged to either postpone development of such project or proceed alone with the costs of further development.

We may be subject to claims and legal proceedings that could materially adversely impact our financial position, financial performance and results of operations.

        We may be subject to claims or legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. These matters may result in litigation or unfavorable resolution which could materially adversely impact our financial performance, financial position and results of operations.

Risks Related to the Acquisition

Potential liabilities associated with the acquisition of the Brucejack Project.

        There is no certainty that our due diligence procedures prior to our acquisition of the Brucejack Project revealed all of the risks and liabilities associated with the acquisition. Silver Standard provided limited representations in the acquisition agreement dated December 21, 2010 (the "Acquisition Agreement") with respect to acquisition by Pretivm of the Brucejack Project and other project assets and those representations were further limited by time and by the knowledge of the persons giving such representations. Also, under the acquisition agreement, the Company agreed to assume all environmental liabilities with respect to the Brucejack Project and other project assets. There may be material environmental or other material liabilities that we are not aware of and, accordingly, the potential monetary cost of such liabilities is also unknown.

Risks Related to our Securities

Silver Standard owns a significant number of Common Shares and is in a position to influence our governance and operations.

        Silver Standard holds approximately 21.54% of the Company's outstanding Common Shares, to the best of Pretium's knowledge. For as long as Silver Standard maintains a significant interest in the Company, it may be in a position to affect our governance and operations. Pursuant to the investor rights agreement between the Company and Silver Standard dated December 21, 2010 (the "Investor Rights Agreement"), Silver Standard is entitled to nominate to serve as members of our Board such number of nominees as is equal to the lesser of (i) one less than the number which constitutes a majority of the Board and (ii) the percentage of the Common Shares held by Silver Standard and securities convertible or exchangeable into Common Shares multiplied by the number of directors comprising the Board (rounded to the nearest whole number of nominees). In addition, Silver Standard may have significant influence over the passage of any resolution of our shareholders (such as would be required, to amend our constating documents or take certain other corporate actions) and may, for all practical purposes, be able to ensure the passages of any such resolution by voting for it or prevent the passage of any such resolution by voting against it. The effect of this influence by Silver Standard may be to limit the price that investors are willing to pay for our Common Shares. In addition, the potential that Silver Standard may sell its Common Shares in the public market (commonly referred to as "market overhang"), as well as any actual sales of such Common Shares in the public market, could adversely affect the market price of the Common Shares.

Future sales or issuances of equity securities could decrease the value of any existing Common Shares, dilute investors' voting power and reduce our earnings per share.

        We may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into Common Shares) to finance our operations, exploration, development, acquisitions or other projects. We cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the Common Shares. Sales, including any possible sales by Silver Standard, or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Company's earnings per share.

We do not intend to pay any cash dividends in the foreseeable future.

        We have not declared or paid any dividends on our Common Shares. We intend to retain future earnings, if any, to finance the growth and development of our business and do not intend to pay cash dividends on the Common Shares in the foreseeable future. Any return on an investment in the Offered Shares will come from the appreciation, if any, in the value of the Common Shares. The payment of future cash dividends, if any, will be reviewed periodically by the Board and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors. See "Dividend Policy".

We may be treated as a "passive foreign investment company" under the U.S. Internal Revenue Code, which could result in adverse tax consequences for investors in the United States.

        Generally unfavourable U.S. federal income tax rules apply to U.S. persons owning stock of a passive foreign investment company (a "PFIC"). A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the average value (or, if elected, the adjusted tax basis) of its assets are considered "passive assets" (generally, assets that generate passive income). The Company believes that it was a PFIC in 2011. We may be treated as a PFIC for U.S. federal income tax purposes in some or all subsequent years. If we were classified as a PFIC for any taxable year during which you hold our equity securities, any gain recognized on the sale of securities and any excess distributions paid on the securities must be rateably allocated to each day in a U.S. taxpayer's holding period for the securities and any excess distributions paid on the securities must be rateably allocated to each day in a U.S. taxpayer's holding period for the securities. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate applicable to ordinary income in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amount, calculated as if such tax liability had been due in each such prior year.

        Investors should consult their own tax advisors as to the tax consequences of an investment in our securities.

USE OF PROCEEDS

        The net proceeds to Pretivm from the Offering are estimated to be $            , after deduction of the Underwriters' Fee of $            and the expenses of the Offering, which are estimated to be $            . If the Underwriters exercise the Over-Allotment Option in full to purchase an additional             Offered Shares at the Offering Price, the net proceeds to us from the Offering are estimated to be $            . We will use the net proceeds from the Offering, including any proceeds received from any exercise of the Over-Allotment Option, for continued exploration at the Brucejack Project. While the Company intends to spend the funds available to it as stated, there may be instances where, for sound business reasons, a reallocation of funds is deemed appropriate.

Business Objectives and Milestones

        The Company intends to use the net proceeds of the Offering to further exploration at the Brucejack Project for the purposes of adding confidence in the density measurements, optimizing confidence in the resource estimates and upgrading some of the classifications of the resource estimates through infill drilling, testing for additional mineralization in the VOK Zone at depth and along the eastern down plunge projection of the syncline. Outside of the VOK and West Zones, the Company will continue to define the high-grade resources and refine the relevant geological controls. The Company will continue to refine the geological model with the aim of preparing a single integrated geological model and will also complete updated resource estimates for all zones at the Brucejack Project.

 DIVIDEND POLICY

        We have not, since the date of incorporation, declared or paid any dividends on our Common Shares, and do not currently have a policy with respect to the payment of dividends. For the foreseeable future, we anticipate that we will retain our future earnings and other cash resources for the operation and development of our business. The payment of dividends in the future will depend on our earnings, if any, our financing requirements and our financial condition and such other factors as our directors consider appropriate.

CONSOLIDATED CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our share capital as at December 31, 2011 on an unaudited basis and as adjusted to give effect to this Offering as though it had occurred as at that date. The following table should be read in conjunction with the financial statements of the Company, including the notes thereto, incorporated by reference into the Prospectus and this Prospectus Supplement.

	As at December 31, 2011	As at December 31, 2011 after giving effect to the Offering(1)
Cash and Cash Equivalents	16,447,223
Common Shares (unlimited authorized)	86,860,086		(2)

Notes:

(1)
Assumes no exercise of the Over-Allotment Option.

(2)
Since December 31, 2011, we have issued an aggregate of 1,263,050 Common Shares, including 13,050 Common Shares issued pursuant to the exercise of stock options granted under our stock option plan and 1,250,000 Common Shares that were issued February 17, 2012 in connection with the closing of our flow-through common share offering on February 17, 2012 (the "February Flow-Through Share Offering"). As at May 1, 2012, we have stock options issued pursuant to our stock option plan that may result in the issuance of 7,011,950 additional Common Shares, in the aggregate.

        There has been no change in our loan capital since December 31, 2011.

PRIOR SALES

        The following table includes details of the sales of our securities within the 12 months prior to the date of this Prospectus Supplement:

Date	Number	Type of Share	Proceeds ($)	$ per Security
July 15, 2011(1)	1,390,000	Common	15,081,500	10.85
January 16, 2012(2)	5,000	Common	47,750	9.55
January 17, 2012(2)	1,800	Common	21,204	11.78
February 3, 2012(2)	6,250	Common	59,688	9.55
February 17, 2012(3)	1,250,000	Common	23,125,000	18.50

Notes:

(1)
Issued in connection with our flow-through common share offering that closed July 15, 2011.

(2)
Issued pursuant to the exercise of stock options.

(3)
Issued in connection with the closing of the February Flow-Through Share Offering.

 TRADING PRICE AND VOLUME

        Our Common Shares trade on the TSX and the NYSE under the symbol "PVG". Our Common Shares commenced trading on the NYSE on January 12, 2012. The following table sets out the price ranges (high, low and close) and trading volume of our Common Shares as quoted on the TSX for the periods indicated:

	TSX
Period	High ($)	Low ($)	Close ($)	Volume (Shares)
May 2012(1)	16.74	15.71	15.86	1,104,219
April 2012	16.69	14.00	16.69	7,671,243
March 2012	18.15	13.03	14.26	18,564,688
February 2012	17.90	15.25	17.75	10,568,689
January 2012	16.53	12.60	16.40	7,923,081
December 2011	13.48	11.06	12.51	7,926,386
November 2011	12.24	8.27	12.24	5,761,115
October 2011	10.50	8.86	9.90	3,058,182
September 2011	13.00	9.95	9.98	5,372,099
August 2011	10.98	9.07	10.07	3,167,542
July 2011	11.24	9.06	10.22	2,851,057
June 2011	9.64	8.49	9.16	2,084,817
May 2011	9.74	7.89	9.61	2,170,644
April 2011	10.52	9.17	9.74	4,744,819
March 2011	14.19	9.42	9.92	7,423,776

Notes:

(1)
For May 1, 2012 only.

        The closing price of the Common Shares on the TSX and the NYSE on May 1, 2012, the last trading day before the date hereof, was $15.86 and US$16.10 per Common Share, respectively.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Shares

        Our authorized share capital consists of an unlimited number of Common Shares, without par value, and an unlimited number of Preferred Shares, without par value, which are issuable in series with such rights and restrictions as may be determined by the directors of the Company at the time of issuance. As at the date of this Prospectus Supplement, 88,123,136 Common Shares and no Preferred Shares were issued and outstanding.

        All of the Common Shares, rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by the Company. The holders of the Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each Common Share carries the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the payment by the Company of all of its liabilities. The holders of Common Shares are entitled to receive any dividends declared by the Company in respect of the Common Shares, subject to the rights of holders of other classes ranking in priority to the Common Shares with respect to the payment of dividends, on a pro rata basis. Any alteration of the rights attached to the Common Shares must be approved by at least two-thirds of the Common Shares voted at a meeting of our shareholders.

Shareholders' Rights Plan Agreement

        On April 2, 2012, the we announced that our board of directors had adopted a shareholder rights plan (the "Shareholders' Rights Plan Agreement") with Computershare Trust Company of Canada as rights agent.

The purpose of the Shareholders' Rights Plan Agreement is to provide our board of directors and shareholders with sufficient time to fully consider any unsolicited take-over bid for the Company, to ensure that our board of directors has sufficient time to explore alternative transactions that would maximize value for shareholders, and to encourage the fair treatment of all of our shareholders. If ratified by our shareholders, the Shareholders' Rights Plan Agreement will have an initial term which expires at the annual meeting of shareholders of the Company to be held in 2015, unless terminated earlier. See our material change report dated April 2, 2012 related to the adoption of the Shareholders' Rights Plan Agreement by the Company's board of directors, which is incorporated by reference herein.

PLAN OF DISTRIBUTION

        We are offering the Offered Shares through the Underwriters named below. Scotia Capital Inc. is the sole book-running manager of this Offering. We have entered into an Underwriting Agreement with the Underwriters. Subject to the terms and conditions of the Underwriting Agreement, each of the Underwriters has severally agreed to purchase the number of Offered Shares listed next to its name in the following table:

Underwriters	Number of Offered Shares
Scotia Capital Inc.

Total

        The Underwriting Agreement provides that the Underwriters must buy all of the Offered Shares if they buy any of them. However, the Underwriters are not required to take or pay for the Over-Allotment Shares covered by the Over-Allotment Option described below.

        Our Offered Shares are offered subject to a number of conditions, including:

  •
  receipt and acceptance of our Offered Shares by the Underwriters;

  •
  approval of legal matters by their counsel, including the validity of the Offered Shares;

  •
  the Underwriters' right to reject orders in whole or in part; and

  •
  other conditions contained in the underwriting agreement, such as the receipt by the Underwriters of officers' certificates and legal opinions.

        The obligations of the Underwriters may be terminated upon the occurrence of the events specified in the Underwriting Agreement. In connection with this Offering, certain of the Underwriters or securities dealers may distribute prospectuses electronically.

        This Offering is being made concurrently in all of the provinces of Canada, except Québec, and in the United States pursuant to the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. The Offered Shares will be offered in the United States and Canada by the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable.

Over-Allotment Option

        We have granted the Underwriters an Over-Allotment Option to buy up to            additional Common Shares. The Underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this Offering. The Underwriters have 30 days from the Closing of this Offering to exercise this option. If the Underwriters exercise this option, they will each purchase Over-Allotment Shares approximately in proportion to the amounts specified in the table above. Under applicable Canadian securities laws, this Prospectus Supplement and the accompanying Prospectus also qualify the grant of the Over-Allotment

Option and the distribution of the additional Over-Allotment Shares issuable on exercise of the Over-Allotment Option.

Commissions

        Offered Shares sold by the Underwriters to the public will initially be offered at the offering price set forth on the cover of this Prospectus Supplement. Any Offered Shares sold by the Underwriters to securities dealers may be sold at a discount of up to C$            per Offered Share from the public offering price. Any of these securities dealers may resell any Offered Shares purchased from the Underwriters to other brokers or dealers at a discount of up to C$            per Offered Share from the public offering price. Sales of Offered Shares made outside of the United States may be made by affiliates of the Underwriters. If all of the Offered Shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the Underwriting Agreement, the Underwriters will be obligated to purchase the Offered Shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

        The following table shows the per Offered Share and total underwriting commission we will pay to the Underwriters, assuming both no exercise and full exercise of the Over-Allotment Option:

	Over-Allotment Option not exercised	Over-Allotment Option fully exercised
Per Offered Share
Total

        We estimate that the total expenses of this Offering payable by us, not including the underwriting commissions, will be approximately C$             .

No Sales of Similar Securities

        We and our officers and directors have agreed that, other than with regard to certain options that may be exercised by our officers and directors, the sale of up to 30,000 Common Shares by one of our directors and sales of Common Shares purchased in the open market after the date of this Prospectus Supplement by our officers and directors, and certain shares that may be issued by us in connection with the acquisition of property interests, for a period of 90 days from the date of the Underwriting Agreement, we and they will not, without the prior written consent of Scotia Capital Inc., directly or indirectly, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any of our Common Shares or any securities convertible into or exchangeable for our Common Shares, and will not establish or increase any "put equivalent position" or liquidate or decrease any "call equivalent position" with respect to any of our common shares or any securities convertible into or exchangeable for our common shares (in each case within the meaning of Section 16 of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"), as amended, and the rules and regulations promulgated thereunder), or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of any of our Common Shares or any securities convertible into or exchangeable for our Common Shares.

Indemnification and Contribution

        We have agreed in the Underwriting Agreement to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, and, where such indemnification is unavailable, to contribute to payments that the Underwriters may be required to make in respect of such liabilities.

The New York Stock Exchange and Toronto Stock Exchange Listings

        We will apply to list the Offered Shares on the TSX under the symbol "PVG." Any such listing will be subject to the approval of the TSX and any such approval would not be given unless we fulfill all of the requirements of the TSX on or before a date to be specified by the TSX. The Offered Shares will also be listed on the NYSE under the symbol "PVG", subject to our fulfilling the listing requirements of the NYSE.

Price Stabilization, Short Positions

        In order to facilitate this Offering of Offered Shares, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our Common Shares in accordance with Regulation M under the U.S. Exchange Act.

        The Underwriters may over-allot Common Shares in connection with this Offering, thus creating a short position for their own account. Short sales involve the sale by the Underwriters of a greater number of shares than they are committed to purchase in this Offering. To cover these short sales positions or to stabilize the market price of our Common Shares, the Underwriters may bid for, and purchase, Common Shares in the open market. These transactions may be effected on the NYSE, the TSX or otherwise. Additionally, the representatives, on behalf of the Underwriters, may also reclaim selling concessions allowed to another underwriter or dealer. Similar to other purchase transactions, the Underwriters' purchases to cover the syndicate short sales or to stabilize the market price of our common shares may have the effect of raising or maintaining the market price of our common shares or preventing or mitigating a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. No representation is made as to the magnitude or effect of any such stabilization or other activities. The Underwriters are not required to engage in these activities and, if commenced, may discontinue any of these activities at any time.

        Pursuant to rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Offered Shares ends and all stabilization arrangements relating to the Offered Shares are terminated, bid for or purchase Common Shares. The foregoing restrictions are subject to certain exceptions including (a) a bid for or purchase of Common Shares if the bid or purchase is made through the facilities of the TSX, in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client's order was not solicited by the Underwriter, or if the client's order was solicited, the solicitation occurred before the commencement of a prescribed restricted period, and (c) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period. The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of the Common Shares is for the purpose of maintaining a fair and orderly market in the Common Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

Affiliations

        From time to time, the Underwriters and/or their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us for which they would expect to receive customary fees and commissions.

        Copies of this Prospectus Supplement and the accompanying Prospectus in electronic format may be made available on the websites maintained by one or more of the Underwriters. The representatives may agree to allocate a number of Common Shares to Underwriters for sale to their online brokerage account holders. The representatives will allocate Common Shares to Underwriters that may make Internet distributions on the same basis as other allocations. In addition, Common Shares may be sold by the Underwriters to securities dealers who resell shares to online brokerage account holders.

European Economic Area

        In relation to each Member State of the European Economic Area (the "EEA"), which has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), the Common Shares may not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Common Shares that has been approved by the competent authority in that

Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, the Common Shares may be offered to the public in that Relevant Member State at any time: (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive. As used above, the expression "offered to the public" in relation to the Common Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Common Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Common Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State. The EEA selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

        Each Underwriter may only communicate or cause to be communicated any invitation or inducement to engage in investment activity within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA") received by it in connection with the issue or sale of the Common Shares in circumstances in which Section 21(1) of the FSMA does not apply to us. This Prospectus Supplement and the accompanying Prospectus is only directed at (1) persons outside the United Kingdom, (2) persons having professional experience in matters relating to investments who fall within the definition of "investment professionals" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005; or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, investment or investment activity to which this Prospectus Supplement and the accompanying Prospectus relates may be made available only to, and may be engaged only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above).

Switzerland

        The Common Shares may not be publicly offered, distributed or redistributed on a professional basis in or from Switzerland and neither this Prospectus Supplement and the accompanying Prospectus nor any other solicitation for investments in the Common Shares may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of Articles 1156 or 652a of the Swiss Code of Obligations or of Article 2 of the Federal Act on Investment Funds of March 18, 1994. This Prospectus Supplement and the accompanying Prospectus may not be copied, reproduced, distributed or passed on to others without the Underwriters' prior written consent. This Prospectus Supplement and the accompanying Prospectus is not a prospectus within the meaning of Articles 1156 and 652a of the Swiss Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss Exchange and may not comply with the information standards required thereunder. The Common Shares will not be listed on any Swiss stock exchange or other Swiss regulated market and this Prospectus Supplement and the accompanying Prospectus may not comply with the information required under the relevant listing rules. The Common Shares offered hereby have not been registered with the Swiss Federal Banking Commission and have not been authorized under the Federal Act on Investment Funds of March 18, 1994. The investor protection afforded to acquirers of investment fund certificates by the Federal Act on Investment Funds of March 18, 1994 does not extend to acquirers of the Common Shares.

 ELIGIBILITY FOR INVESTMENT

        In the opinion of Fasken Martineau DuMoulin LLP, counsel to Pretivm, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, based on the current provisions of the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder (the "Regulations") the Offered Shares, if and when listed on a designated stock exchange as defined in the Tax Act (which currently includes the TSX), will be a qualified investment under the Tax Act for a trust governed by a registered retirement savings plan (an "RRSP"), registered retirement income fund (an "RRIF"), registered education savings plan, deferred profit sharing plan, registered disability savings plan or tax-free savings account (a "TFSA" and collectively, the "Plans").

        Notwithstanding the foregoing, the holder of a TFSA or an annuitant of a RRSP or RRIF will be subject to a penalty tax with respect to the Offered Shares held by such a Plan if such securities are a "prohibited investment" within the meaning of the Tax Act. The Offered Shares will generally not be a prohibited investment for a TFSA, RRSP or RRIF provided that (i) the holder or annuitant does not have a "significant interest" within the meaning of the Tax Act in the Company, and (ii) the Company deals at arm's length, for the purposes of the Tax Act, with such holder or annuitant and with any corporation, partnership or trust in which the holder or annuitant has a significant interest. Prospective purchasers that intend to hold Offered Shares in a TFSA, RRSP or RRIF are urged to consult their own tax advisors to ensure that the securities would not constitute a "prohibited investment" in their particular circumstances.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Company and Blake, Cassels & Graydon LLP, counsel to the Underwriters, the following is, at the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to persons who purchase Offered Shares. This summary is applicable only to a purchaser who, for purposes of the Tax Act and at all relevant times, deals at arm's length with and is not affiliated with the Company and the Underwriters, and who will hold Offered Shares acquired under the Offering as capital property. A purchaser who meets all of the foregoing requirements is referred to as a "Holder" in this summary, and this summary only addresses such Holders.

        Generally, the Offered Shares will be capital property to a Holder provided that the Holder does not acquire or hold those Offered Shares in the course of carrying on a business of trading or dealing in securities or in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Holders who are resident in Canada and to whom the Offered Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to have the Offered Shares, and all other "Canadian securities" as defined in the Tax Act, held by such persons in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Holders should consult their own tax advisors regarding this election.

        This summary does not apply to a Holder (i) that is a "financial institution" for the purposes of the mark-to-market provisions of the Tax Act, or a "specified financial institution" as defined in the Tax Act, (ii) an interest in which would be a "tax shelter investment" as defined in the Tax Act, (iii) to whom subsection 261(5) of the Tax Act applies by virtue of making a functional currency reporting election, or (iv) any other Holder with special tax status or subject to special tax rules in any jurisdiction, including (but not limited to) insurance companies, tax-exempt organizations, traders or dealers, or certain other special-purpose entities.

        This summary is based on the facts set forth in this Prospectus Supplement, the current provisions of the Tax Act, the Regulations, all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"), and counsels' understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency ("CRA"). No assurance can be provided that the Proposed Amendments will be enacted in their current form or at all. Other than the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by judicial, governmental, executive or legislative decision or action, nor does it anticipate any changes in the administrative policies or assessing practices of the CRA. This summary also does not take into account provincial, territorial or foreign income tax legislation or considerations, which may differ substantially from the Canadian federal income tax considerations.

        This summary is of a general nature only and is not exhaustive of all Canadian federal income tax considerations that may be relevant to a particular Holder. It is not intended to be, and should not be construed as, legal or tax advice to any particular Holder. It does not address tax considerations relevant to a Holder that borrows in order to purchase Offered Shares. Therefore, any persons contemplating a purchase of Offered Shares under the Offering should consult their own tax advisors with respect to their particular circumstances.

Currency

        For the purposes of the Tax Act, all amounts relating to the Offered Shares must be expressed in Canadian dollars, including adjusted cost base, proceeds of disposition and dividends, and amounts denominated in U.S. dollars must be converted to Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the relevant date or such other rate of exchange that is acceptable to the CRA.

Residents of Canada

        The following section of the summary applies to Holders who, for the purposes of the Tax Act, are resident, or are deemed to be resident, in Canada at all relevant times (herein "Canadian Holders").

Dividends on Offered Shares

        Dividends received or deemed to be received on the Offered Shares by a Canadian Holder that is an individual (including most trusts) will be included in computing the individual's income for tax purposes and will be subject to the gross-up and dividend tax credit rules applicable to dividends received from taxable Canadian corporations, including the enhanced dividend tax credit rules applicable to any dividend designated by the Company as an "eligible dividend". There may be limitations on the ability of the Company to designate dividends as eligible dividends. Taxable dividends received by an individual (including most trusts) may give rise to alternative minimum tax under the Tax Act, depending on the individual's circumstances.

        A Canadian Holder that is a corporation will be required to include dividends received or deemed to be received on the Offered Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income, subject to all applicable restrictions under the Tax Act. Certain corporations, including "private corporations" and "subject corporations" (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 33 1/3% of the dividends received or deemed to be received on the Offered Shares to the extent that such dividends are deductible in computing taxable income.

Disposition of Offered Shares

        A disposition or deemed disposition of Offered Shares by a Canadian Holder will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less) than the Canadian Holder's adjusted cost base of such Offered Shares. See "Capital Gains and Capital Losses" below.

        The cost to a Canadian Holder of an Offered Share acquired pursuant to this Offering will be averaged with the adjusted cost base of any other Common Shares of the Company held by such Canadian Holder as capital property for the purpose of determining the Canadian Holder's adjusted cost base of each Offered Share.

        If the Canadian Holder is a corporation, any capital loss arising on a disposition or deemed disposition of an Offered Share may, in certain circumstances, be reduced by the amount of dividends, including deemed dividends, previously received on the Offered Share, if any. Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

Capital Gains and Capital Losses

        One-half of any capital gain realized on a disposition or deemed disposition of an Offered Share will be included in income as a taxable capital gain and one-half of any capital loss realized on a disposition or deemed disposition of an Offered Share may normally be deducted as an allowable capital loss against taxable capital gains realized in the taxation year of disposition. Any unused allowable capital losses may be applied to reduce taxable capital gains realized in the three preceding taxation years or any subsequent taxation year, subject to the provisions of the Tax Act in that regard.

        A Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) also may be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" for the year which will generally include taxable capital gains.

        Individuals (including most trusts) may be subject to alternative minimum tax in respect of realized capital gains.

Non-Resident Holders

        The following section summarizes the principal Canadian federal income tax considerations generally applicable to a Holder (i) who at all relevant times, for purposes of the Tax Act, is not and is not deemed to be resident in Canada; and (ii) who does not use or hold (and will not use or hold) and is not deemed to use or hold the Offered Shares in, or in the course of, carrying on a business in Canada. Holders who meet all of the foregoing requirements and those requirements set out at the beginning of this summary are referred to herein as "Non-Resident Holders", and this section of the summary only addresses such Non-Resident Holders. This summary does not apply to a Non-Resident Holder that is an insurer carrying on business in Canada or elsewhere. Such Non-Resident Holders should consult their own tax advisors.

Taxation of Dividends

        Dividends on the Offered Shares paid or credited or deemed under the Tax Act to be paid or credited to a Non-Resident Holder generally will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividends, subject to any applicable reduction in the rate of withholding under an income tax treaty between Canada and the country where such Non-Resident Holder is resident. For example, a Non-Resident Holder that is a United States resident fully entitled to benefits under the Canada-U.S. Income Tax Convention (1980) generally will be subject to Canadian withholding tax at the rate of 15% on the gross amount of the dividends. Non-Resident Holders who may be eligible for reduction in the withholding rate under the provisions of an applicable income tax treaty should consult with their own tax advisors regarding these provisions and regarding any special compliance procedures.

Dispositions

        A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of an Offered Share unless the Offered Share is, or is deemed to be, "taxable Canadian property" of the Non-Resident Holder for the purposes of the Tax Act and the Non-Resident Holder is not entitled to an exemption under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

        Generally, an Offered Share will constitute taxable Canadian property of a Non-Resident Holder if: (a) at the time of the disposition or deemed disposition, the Offered Shares are listed on a "designated stock exchange" for the purposes of the Tax Act (which includes the TSX) and if at any particular time during the 60-month period immediately preceding the disposition or deemed disposition of the Offered Share: (i) 25% or more of the issued shares of any class or series of the capital stock of the Company were owned by, or belonged to, one or any combination of the Non-Resident Holder and persons with whom the Non-Resident Holder did not deal at arm's length (within the meaning of the Tax Act); and (ii) more than 50% of the fair market value of the Offered Share was derived directly or indirectly from one or any combination of: (A) real or immovable property situated in Canada; (B) "Canadian resource property" (as defined in the Tax Act); (C) "timber resource property" (as defined in the Tax Act), and (D) options in respect of, or interests in, or for civil law rights in, property described in any of (A) through (C) above, whether or not such property exists; or (b) the Offered Share is otherwise deemed under the Tax Act to be taxable Canadian property to the Non-Resident Holder.

        In cases where a Non-Resident Holder disposes (or is deemed to have disposed) of an Offered Share that is, or is deemed to be, taxable Canadian property to that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption under an applicable income tax convention, the consequences described under the heading "Residents of Canada — Disposition of Offered Shares" will generally be applicable to such disposition. Such Non-Resident Holders should consult their own tax advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Common Shares that are applicable to you if you are a U.S. Holder, as defined below, that acquires Common Shares pursuant to this offering. This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with U.S. Holders that will hold Common Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment) and that do not own, and are not treated as owning, at any time, 10% or more of the total combined voting power of all classes of our stock entitled to vote. In addition, this description of the material U.S. federal income tax consequences does not address the tax treatment of special classes of U.S. Holders, such as:

  •
  financial institutions;

  •
  regulated investment companies;

  •
  real estate investment trusts;

  •
  tax-exempt entities;

  •
  insurance companies;

  •
  persons holding the Common Shares as part of a hedging, integrated or conversion transaction, constructive sale or "straddle;"

  •
  persons who acquired Common Shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services;

  •
  U.S. expatriates;

  •
  persons subject to the alternative minimum tax;

  •
  dealers or traders in securities or currencies; or

  •
  holders whose functional currency is not the U.S. dollar.

        This summary does not address estate and gift tax or any U.S. federal tax consequences other than income tax or tax consequences under any state, local or foreign laws.

        For purposes of this section, you are a "U.S. Holder" if you are: (1) an individual citizen of the United States or a resident alien of the United States as determined for federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

        If a partnership or other pass-through entity is a beneficial owner of our Common Shares, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. If you are a partner (or other owner) of a pass-through entity that acquires Common Shares, you should consult your tax advisor regarding the tax consequences of acquiring, owning and disposing of Common Shares.

        The following discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), U.S. judicial decisions, administrative pronouncements, existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the "IRS") with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and describe herein.

        The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Prospective purchasers are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign, tax laws of the acquisition, ownership and disposition of Common Shares.

Distributions

        Subject to the PFIC rules discussed below, the gross amount of any distribution made by us will generally be subject to U.S. federal income tax as dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by you as ordinary income on the date that you actually or constructively receive the distribution in accordance with your regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by us in property other than cash will be the fair market value of such property on the date of the distribution.

        Certain dividends received by non-corporate U.S. investors on shares of certain non-U.S. corporations are subject to U.S. federal income tax at a preferential rate if certain conditions are met. Because we expect to be classified as a PFIC, we do not expect that those conditions will be met. Distributions with respect to our Common Shares will not be eligible for the dividends received deduction generally available to U.S. Holders that are corporations.

        To the extent that a distribution exceeds the amount of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in your adjusted basis in the Common Shares held by you (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you upon a subsequent disposition of the Common Shares), with any amount that exceeds your adjusted basis being taxed as a capital gain recognized on a sale, exchange or other taxable disposition (as discussed below). However, we do not intend to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, and you should therefore assume that any distribution by us with respect to our Common Shares will be treated as dividends for U.S. federal income tax purposes.

        If you are eligible for benefits under the Treaty, you may be able to claim a reduced rate of Canadian withholding tax. You should consult your own tax advisor about your eligibility for reduction of Canadian withholding tax. You may claim a deduction or a foreign tax credit, subject to other applicable limitations, only for tax withheld at the appropriate rate. You will not be allowed a foreign tax credit for any portion of the withholding tax that could have been avoided by claiming benefits under the Treaty. Dividends will be treated as having a foreign source for U.S. foreign tax credit purposes. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon your particular circumstances. Accordingly, you are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

        The gross amount of any distributions paid in any non-U.S. currency will be included by you in income in a dollar amount calculated by reference to the exchange rate in effect on the day you actually or constructively receive the distribution in accordance with your regular method of accounting for federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars. If such non-U.S. currency is converted into U.S. dollars on the date of the payment, you should not be required to recognize any foreign currency gain or loss with respect to the receipt of non-U.S. currency as distributions. If, instead, such non-U.S. currency is converted at a later date, any currency gains or losses resulting from the conversion of the non-U.S. currency will be treated as U.S. source ordinary income or loss.

Sale, Exchange or Other Taxable Disposition of Common Shares

        You generally will recognize gain or loss upon the sale, exchange or other taxable disposition of our Common Shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) your adjusted tax basis in the Common Shares. Subject to the PFIC rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, you have held the Common Shares for more than one year. If you are an individual taxpayer, long-term capital gains are subject to taxation at favorable rates. The deductibility of capital losses is subject to limitations under the Code.

        Gain or loss, if any, that you realize upon a sale, exchange or other taxable disposition of Common Shares will be treated as having a United States source for U.S. foreign tax credit purposes. Consequently, you may not be able to use any foreign tax credits arising from any Canadian tax imposed on the sale, exchange or other taxable disposition of Common Shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or unless an applicable treaty provides otherwise.

        If you receive any foreign currency on the sale of Common Shares, you may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of Common Shares and the date the sale proceeds are converted into U.S. dollars.

Passive Foreign Investment Company Considerations

        Special U.S. federal income tax rules apply to U.S. persons owning stock of a passive foreign investment company ("PFIC"). A foreign corporation will be considered a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to the applicable "look through" rules, either (1) at least 75 percent of its gross income is "passive" income (the "income test") or (2) at least 50 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the "asset test"). For purposes of determining whether a foreign corporation will be considered a PFIC, such foreign corporation will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25 percent (by value) of the stock.

        We believe we were a PFIC in 2011 and may be treated as a PFIC for U.S. federal income tax purposes in some or all subsequent years. If we were to be classified as a PFIC, a U.S. Holder that does not make any of the elections described below would be required to report any gain on the disposition of any of our Common Shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any "Excess Distribution" (as defined below) received with respect to our Common Shares as if such items had been earned ratably over each day in the U.S. Holder's holding period (or a portion thereof) for the shares. The amounts allocated to the taxable year during which the gain is realized or distribution is made would be included in the U.S. Holder's gross income as ordinary income for the taxable year of the gain or distribution. The amount allocated to each other taxable year would be taxed as ordinary income in the taxable year during which the gain is realized or distribution is made at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. An "Excess Distribution" generally would be any distribution to you with respect to Common Shares during a single taxable year that is greater than 125% of the average annual distributions received by you with respect to Common Shares during the three preceding taxable years or, if shorter, during your holding period for the Common Shares. In addition, you would generally be subject to similar rules with respect to distributions to us by, and dispositions by us of the stock of, any of our direct or indirect subsidiaries that are also PFICs ("lower-tier PFICs").

        Mark-to-Market Election.    If our Common Shares are treated as "marketable stock" for purposes of the PFIC rules, you may avoid the foregoing PFIC rules by making a mark-to-market election. After making such an election, or on an actual sale, you generally would include as ordinary income at the end of each taxable year during which the election is in effect and during which we are a PFIC the excess, if any, of the fair market value of our Common Shares over your adjusted basis in such Common Shares. You also would be allowed to take an ordinary loss in respect of the excess, if any, of your adjusted basis in our Common Shares over their fair market value at the end of the taxable year, and for any loss recognized on actual sale, but only to the extent, in each case, of the previously included mark-to-market income not offset by previously deducted decreases in value. Any loss on an actual sale of our Common Shares would be a capital loss to the extent in excess of previously included mark-to market income not offset by previously deducted decreases in value.

        Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, you would continue to be subject to the PFIC rules with respect to your indirect interest in any investment held by us that is treated as an equity interest in a PFIC for U.S. federal income tax purposes, notwithstanding making a mark-to-market election in respect of our Common Shares. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of holding our Common Shares and the availability of any tax elections if we are considered a PFIC in any taxable year.

        QEF Election.    The PFIC tax rules outlined above also would not apply to you if you alternatively elected to treat us as a "qualified electing fund" or "QEF." You should consult your tax advisor as to the availability and consequences of such an election. Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC or, in certain cases, QEF inclusions.

        We have not yet determined whether we will provide you with the information that is necessary to make a QEF election with respect to us or any lower-tier PFICs. If we did provide the necessary information and you were eligible for and timely made a QEF election, you would include in income each year for which we are a PFIC (and be subject to current U.S. federal income tax on) your pro rata share of our ordinary earnings, as ordinary income, and net capital gains, as long-term capital gain, for our taxable year that ends with or within your taxable year, regardless of whether such amounts are actually distributed. Any such ordinary income would not be eligible for the favorable rates applicable to qualified dividend income. If you are a corporation you will not be eligible for a dividends received reduction in respect of such income or gain. Your adjusted tax basis in our Common Shares would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed would result in a corresponding reduction in your adjusted tax basis in our Common Shares and would not be taxed again. You would not, however, be entitled to a deduction for your pro rata share of any losses that we incurred with respect to any year. In certain cases in which we did not distribute all of our earnings in a taxable year, you might also be permitted to elect to defer payment of some or all of the taxes on our income, subject to an interest charge on the deferred amount. You would generally recognize capital gain or loss on the sale, exchange or other disposition of our Common Shares. You would generally make a QEF election with respect to the first year during which we were at any time a PFIC by filing IRS Form 8621 with your U.S. federal income tax return. The QEF election is made on a shareholder by shareholder basis and can only be revoked with the consent of the IRS.

        Notwithstanding any election made with respect to our Common Shares, dividends received with respect to our shares will not constitute "qualified dividend income" if we are a PFIC in either the year of the distribution or the preceding taxable year. Dividends that do not constitute qualified dividend income are not eligible for taxation at the reduced tax rate discussed above in "Certain United States Federal Income Tax Considerations — Distributions." Instead, such dividends would be subject to tax at ordinary income rates.

        You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of holding our Common Shares if we are considered a PFIC in any taxable year.

Additional Tax on Passive Income

        For taxable years beginning after December 31, 2012, certain U.S. Holders who are individuals, estates and trusts will be required to pay a 3.8 percent tax on "net investment income" including, among other things, dividends and net gain from the sale or other disposition of property (other than property held in a trade or business). You are urged to consult your tax advisor regarding the effect, if any, of this tax on your ownership and disposition of our Common Shares.

Information Reporting and Backup Withholding

        In general, information reporting will apply to dividends paid to you in respect of Common Shares and the proceeds received by you from the sale, exchange or other disposition of Common Shares within the

United States unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

        In addition, U.S. Holders should be aware that reporting requirements are imposed with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institution, if the aggregate value of all of such assets exceeds U.S.$50,000. Such U.S. Holders must attach a complete IRS Form 8938, statement of Specified Foreign Financial Assets, with their return for each year in which they hold our Common Shares. U.S. Holders should consult their own tax advisors regarding the application of the information reporting rules to our common shares.

        During any taxable year in which we or any subsidiary is treated as a PFIC with respect to a U.S. Holder and in which such U.S. Holder recognizes gain or receives an Excess Distribution with respect to its ownership in the entity or entities, the U.S. Holder must file IRS Form 8621.

        An additional annual filing requirement is imposed on U.S. persons who are shareholders in a PFIC, but the information required to be included has not been described. The Secretary of the U.S. Treasury has authority to decide what information must be included in such annual filing. Recent guidance has suspended the obligation to report such additional information until the IRS releases the relevant forms. U.S. Holders should consult their own tax advisors concerning annual filing requirements.

LEGAL MATTERS

        Certain legal matters related to the Offering will be passed upon on our behalf by Fasken Martineau DuMoulin LLP, on behalf of the Company, and by Blake, Cassels & Graydon LLP, on behalf of the Underwriters, with respect to Canadian legal matters and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, on behalf of the Company, and Skadden, Arps, Slate, Meagher & Flom LLP, on behalf of the Underwriters, with respect to U.S. legal matters. As at the date hereof, the partners and associates, as a group, of Fasken Martineau DuMoulin LLP and Blake, Cassels & Graydon LLP own less than 1% of the outstanding common shares of Pretivm.

AUDITORS, TRANSFER AGENT AND REGISTRAR

        Our auditors are PricewaterhouseCoopers LLP, Chartered Accountants, having an address at 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7.

        The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc., at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The transfer agent and registrar for the Common Shares in the United States is Computershare Trust Company, N.A, at its principal offices in Golden, Colorado.

INTEREST OF EXPERTS

        Pretivm's auditors, PricewaterhouseCoopers LLP, report that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia and with the rules and regulations of the SEC.

        Ivor W.O. Jones, M.Sc., CP, FAusIMM of Snowden is the only companies, partnerships or persons, who is named in this Prospectus Supplement as having prepared reports or having been responsible for reporting exploration results relating to our mineral properties and whose profession or business gives authority to such reports, or any director, officer, partner, or employee thereof, as applicable, received or has received a direct or indirect interest in our property or of any of our associates or affiliates. As at the date hereof, Mr. Jones and the directors, officers, partners and employees of Snowden do not own, directly or indirectly, any securities of the Company.

        None of such persons, or any director, officer or employee, as applicable, of Snowden or partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any of our associates or affiliates.

        Kenneth C. McNaughton, our Vice President and Chief Exploration Officer, who owns 575,500 Common Shares, and 1,100,000 stock options, and Ian I. Chang, our Vice President, Project Development, who owns 1,720 Common Shares and 315,000 stock options, are named in this Prospectus Supplement as taking responsibility for all technical information that is not contained in the Brucejack Report.

MATERIAL CONTRACTS

        Except for contracts entered into in the ordinary course of business, as of the Closing, the only material contracts which the Company has entered or will enter into are set out below. Copies of such agreements are available under the Company's profile on SEDAR at www.sedar.com.

  1.
  the Underwriting Agreement;

  2.
  the Acquisition Agreement;

  3.
  the Investor Rights Agreement; and

  4.
  the Shareholders' Rights Plan Agreement.

DOCUMENTS INCORPORATED BY REFERENCE

        This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference into the accompanying Prospectus solely for the purposes of this Offering. Copies of documents incorporated by reference in the Prospectus and this Prospectus Supplement and not delivered with this Prospectus Supplement may be obtained upon request without charge from our head office at 570 Granville Street, Suite 1600, Vancouver, British Columbia, V6C 3P1, telephone: (604) 588-1784 and are also available electronically on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC's website at www.sec.gov.

        The following documents, filed with the various securities commissions or similar authorities in each of the provinces and territories of Canada other than Québec, are specifically incorporated by reference and form an integral part of the Prospectus and this Prospectus Supplement:

  •
  our Annual Information Form for the year ended December 31, 2011, dated March 12, 2012;

  •
  our audited financial statements for the fiscal year ended December 31, 2011, including the notes thereto, together with the auditor's report thereon;

  •
  our Management's Discussion and Analysis ("MD&A") of the audited financial statements for the fiscal year ended December 31, 2011;

  •
  our management information circular for the meeting to be held on May 10, 2012, dated April 5, 2012 and filed on April 17, 2012;

  •
  our material change report dated and filed January 9, 2012, related to listing of the Common Shares on the New York Stock Exchange;

  •
  our material change report dated and filed January 12, 2012, related to the filing of a Technical Report for the mineral resource estimate on the Brucejack Project;

  •
  our material change report dated and filed January 19, 2012, related to the announcement of bought deal agreement with respect to a private placement of 1,000,000 flow-through common shares at a price of $18.50 per share;

  •
  our material change report dated and filed January 24, 2012, related to the exercise of the underwriters' option to purchase an additional 250,000 flow-through common shares in the Company's private placement;

  •
  our material change report dated and filed February 17, 2012, related to the closing of the Company's private placement of flow-through common shares;

  •
  our material change report dated and filed February 23, 2012, related to an update on activities underway at the Brucejack Project;

  •
  our material change report dated and filed February 24, 2012, related to the filing of the Brucejack PEA;

  •
  our material change report dated and filed March 19, 2012, related to the filing of the Prospectus;

  •
  our material change report dated and filed April 2, 2012, related to the adoption of the Shareholders' Rights Plan by the Company's Board of Directors;

  •
  our material change report dated and filed April 3, 2012, related to the release of a high-grade resource estimate on the VOK Zone and the West Zone at the Brucejack Project; and

  •
  our material change report dated and filed May 1, 2012, related to the filing of a Technical Report for the high-grade mineral resource estimate on the VOK Zone and the West Zone at the Brucejack Project.

        Any document of a type referred to in, and required to be incorporated by reference into a short form prospectus by, Section 11.1 of Form 44-101F1 — Short Form Prospectus (other than confidential material change reports) filed by the Company with a securities commission or any similar authority in Canada after the date of this Prospectus Supplement and prior to the termination of the distribution shall be deemed to be incorporated by reference in this Prospectus Supplement.

        In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part (if, and to the extent, so provided in connection with a report on Form 6-K or 8-K). In addition, any document filed by us with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, which specifically states that it is intended to be incorporated by reference in the registration statement of which this Prospectus Supplement forms a part, shall be deemed to be incorporated by reference in such registration statement.

        Any statement contained in the Prospectus or this Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference therein or herein shall be deemed to be modified or superseded, for the purposes of this Prospectus Supplement, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this Prospectus Supplement.

        Upon a new annual information form and new annual financial statements, together with the auditor's report thereon, and related MD&A being filed by Pretivm with, and where required, accepted by, the applicable securities commissions or any similar regulatory authority in Canada and the United States during the currency of the Prospectus, the previous annual information form, annual financial statements and related MD&A, all interim financial statements and related MD&A and any material change report filed prior to the commencement of the financial year in which the new annual information form was filed shall be deemed no longer to be incorporated into the Prospectus and this Prospectus Supplement for the purposes of future offers and sales of Offered Shares hereunder. Upon interim consolidated financial statements and the accompanying MD&A being filed by us with the applicable securities regulatory authorities during the currency of the Prospectus, all interim consolidated financial statements and the accompanying MD&A filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated in the Prospectus and this Prospectus Supplement for purposes of future offers and sales of Offered Shares hereunder. In addition, upon a new management proxy circular for an annual meeting of shareholders being filed by Pretivm with the applicable securities regulatory authorities during the currency of the Prospectus, the previous management proxy circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into the Prospectus for the purposes of future offers and sales of Offered Shares hereunder.

        Information contained on Pretivm's website is not part of the Prospectus or the Prospectus Supplement and is not incorporated by reference herein.

ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form F-10 relating to the Offered Shares. The Prospectus and this Prospectus Supplement, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in the Prospectus and this Prospectus Supplement about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

        You may read any document that we have filed with the SEC at the SEC's public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download some of the documents we have filed with the SEC's Electronic Data Gathering and Retrieval System at www.sec.gov. You may read and download any public document that we have filed with the Canadian securities regulatory authorities under our profile on the SEDAR website at www.sedar.com.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus Supplement forms a part: the documents referred to under the heading "Documents Incorporated by Reference"; the Underwriting Agreement described under the heading "Plan of Distribution", the consent of PricewaterhouseCoopers LLP; the consent of Ivor W.O. Jones, M.Sc., CP, FAusIMM; the consent of Ian I. Chang M.A.Sc., P.Eng.; and the consent of Kenneth C. McNaughton, M.A.Sc., P.Eng.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are a company organized and existing under the Business Corporations Act (British Columbia). Many of our directors and officers, and some of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Offered Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Offered Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. Investors should not assume that Canadian courts would enforce judgements of United States courts obtained in actions against such persons predicated upon the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated upon the United States federal securities laws or any such state securities or blue sky laws.

 AUDITOR'S CONSENT

        We have read the prospectus supplement of Pretium Resources Inc. (the "Company") dated May       , 2012 relating to the qualification for distribution of            common shares. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above mentioned prospectus supplement of our report to the shareholders of the Company on the consolidated statements of financial position of the Company as at December 31, 2011 and December 31, 2010 and the consolidated statements of loss and comprehensive loss, cash flows and changes in equity for the year ended December 31, 2011 and for the period from incorporation on October 22, 2010 to December 31, 2010. Our report is dated March 6, 2012.

Vancouver, British Columbia
, 2012	Chartered Accountants

S-C-1

SHORT FORM BASE SHELF PROSPECTUS	March 19, 2012

C$180,000,000

Common Shares
Warrants
Units
Subscription Receipts
Up to C$36,000,000 in principal amount of Common Shares
offered by the Selling Shareholder

Pretium Resources Inc. ("Pretivm" or the "Company") may offer for sale, from time to time, common shares in the capital of Pretivm ("Common Shares"), warrants to purchase Common Shares ("Warrants"), units consisting of Common Shares and whole or partial Warrants ("Units") or subscription receipts that will entitle the holder thereof to receive upon satisfaction of certain release conditions, and for no additional consideration, Common Shares or Warrants or any combination thereof ("Subscription Receipts" and collectively with the Common Shares, Warrants and Units, the "Securities") or any combination of such Securities in one or more offerings, up to an aggregate initial offering price of C$180,000,000 (subject to, and to be reduced by, any amount that is sold pursuant to any secondary offerings made by Silver Standard Resources Inc. ("Silver Standard" or the "Selling Shareholder") as described below) during the 25-month period that this short form base shelf prospectus (the "Prospectus"), including any amendments hereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in a shelf prospectus supplement (a "Prospectus Supplement").

Silver Standard may use this Prospectus, from time to time, to offer and resell Common Shares owned by Silver Standard up to an aggregate initial offering price of C$36,000,000 (each a "Secondary Offering"). If the Selling Shareholder uses this Prospectus for a Secondary Offering, the Company will not receive any of the proceeds from the sale of Common Shares owned by the Selling Shareholder. To the knowledge of the Company, the Selling Shareholder owns 24,503,783 Common Shares or approximately 27.81% of the Common Shares issued and outstanding as of the date of this Prospectus. For more information with respect to possible Secondary Offerings, see "Selling Shareholder" in this Prospectus. The aggregate offering price of all offerings under this Prospectus will not exceed C$180,000,000, with the aggregate offering price of all Secondary Offerings not exceeding C$36,000,000.

An investment in the Securities is speculative and involves a high degree of risk. You should carefully read the sections of this Prospectus entitled "Cautionary Note Regarding Forward Looking Statements" and "Risk Factors" beginning on pages v and 8 of this Prospectus, respectively.

This offering is being made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by Canada and the United States, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, as adopted by the International Accounting Standards Board and amended from time to time ("IFRS"), and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences both in Canada and the United States. Such consequences, for investors who are resident in, or citizens of, the United States, may not be described fully herein or in any Prospectus Supplement. Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering of Securities and consult their own tax advisors with respect to their own particular circumstances.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Pretivm is incorporated under the laws of the province of British Columbia, that the majority of the Company's officers and directors and some or all of the experts named in this Prospectus are residents of a country other than the United States, and that a substantial portion of the Company's assets and the assets of those officers, directors and experts are located outside of the United States.

Neither the United States Securities and Exchange Commission (the "SEC") nor any state securities regulator has approved or disapproved of the securities offered hereby, passed upon the accuracy or adequacy of this Prospectus or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price and any other specific terms applicable to the offering of Common Shares; (ii) in the case of Warrants, the number of Warrants offered, the offering price, the designation, number and terms of the Common Shares issuable upon the exercise of Warrants, any procedures that will result in the adjustment of those numbers, the exercise price, dates and period of exercise and the currency or the currency unit in which the exercise price must be paid and any other specific terms applicable to the offering of Warrants; (iii) in the case of Units, the number of Units offered, the offering price of the Units, the number, designation and terms of the Securities comprising the Units and any procedures that will result in the adjustment of those numbers and any other specific terms applicable to the offering of Units; and (iv) in the case of Subscription Receipts, the number of Subscription Receipts offered, the offering price, the terms of the release conditions, the designation, number and terms of the Common Share or Warrants receivable upon satisfaction of the release conditions, any procedures that will result in the adjustment of those numbers, any additional payments to be made to holders of Subscription Receipts upon satisfaction of the release conditions, the terms governing the escrow of all or a portion of the gross proceeds from the sale of the Subscription Receipts, the terms for the refund of all or a portion of the purchase price for Subscription Receipts in the event that the release conditions are not met and any other specific terms applicable to the offering of Subscription Receipts. A Prospectus Supplement may include specific variable terms pertaining to the Securities, including with respect to any Secondary Offering, that are not within the alternatives and parameters set forth in this Prospectus.

All shelf information that is permitted under applicable securities legislation to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains. We may offer and sell Securities to or through underwriters or dealers, directly to one or more purchasers or through agents pursuant to applicable statutory exemptions or qualification under applicable securities laws. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of Securities and will set forth the plan of distribution for such Securities, including the proceeds to Pretivm and any fees, discounts, concessions or other compensation payable to the underwriters, dealers or agents, as applicable, and any other material terms of the plan of distribution. See "Plan of Distribution".

In connection with any offering of Securities, other than an "at-the-market distribution" (as defined under applicable Canadian securities legislation) unless otherwise specified in a Prospectus Supplement, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. Such transaction, if commenced, may be interrupted or discontinued at any time. See "Plan of Distribution".

No underwriter or dealer involved in an "at-the-market distribution" under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

Our outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") and on the New York Stock Exchange (the "NYSE"), both under the symbol "PVG". The closing price of the Common Shares on March 16, 2012, the last trading day before the date hereof, was C$16.84 per Common Share on the TSX and US$17.08 per Common Share on the NYSE. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than Common Shares will not be listed on any securities exchange. There is currently no market through which the Securities, other than Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of the Securities, other than Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities and the extent of issuer regulation. See "Risk Factors".

Our head office is located at 570 Granville Street, Suite 1600, Vancouver, British Columbia, V6C 3P1 and our registered office is at 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3.

 GENERAL MATTERS

        You should rely only on the information contained in or incorporated by reference into this Prospectus and any applicable Prospectus Supplement and on the other information included in the registration statement of which this Prospectus forms a part. The Company has not authorized anyone to provide different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. The Company is not making an offer to sell the Securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Prospectus or any applicable Prospectus Supplement relating to an offering of Securities is accurate only as of the date of this Prospectus or the applicable Prospectus Supplement and that information contained in any documents incorporated by reference is accurate only as of the date of such documents, regardless of the time of delivery of this Prospectus or any applicable Prospectus Supplement or of any sale of Securities. Our business, financial condition, and prospects may have changed since

i

those dates. If, after a receipt for this Prospectus is issued but before the completion of a distribution under this Prospectus and any applicable Prospectus Supplement, a material change occurs, the Company will be required to file and deliver to investors an amendment to this Prospectus as soon as practicable, but in any event, within 10 days after the material change occurs.

        Unless otherwise noted or the context otherwise indicates, "Pretivm", the "Company", "we", "our" or "us" refers to Pretium Resources Inc. and its direct and indirect subsidiaries as of the date of this Prospectus.

        We prepare our financial statements in conformity with IFRS, and present such financial statements in Canadian dollars. No reconciliation to generally accepted accounting principles in the United States is required or anticipated for financial statements filed by us and incorporated by reference into this Prospectus and any Prospectus Supplement in accordance with IFRS. All dollar amounts in this Prospectus are expressed in Canadian dollars, except as otherwise indicated. References to "$", "C$" or "dollars" are to Canadian dollars and references to "US$" or "U.S. dollars" are to United States dollars. See "Exchange Rate Information".

        Market data and certain industry forecasts used in this Prospectus or any Prospectus Supplement and the documents incorporated by reference herein and therein were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of the information is not guaranteed. We have not independently verified this information and do not make any representation as to the accuracy of this information.

CAUTIONARY NOTE FOR UNITED STATES INVESTORS

        We are permitted under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus, including the documents incorporated by reference and any Prospectus Supplement, in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws.

        Technical disclosure regarding our properties included herein (the "Technical Disclosure") has not been prepared in accordance with the requirements of United States securities laws. Without limiting the foregoing, the Technical Disclosure uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the Technical Disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

        Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral reserve and resource information contained or incorporated by reference in this Prospectus and any Prospectus Supplement may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and, while we do not currently have any established mineral reserve estimates, any reserves we report in the future in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth herein and in the documents incorporated herein by reference may not be comparable with information made public by companies that report in accordance with U.S. standards.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This Prospectus and the documents incorporated by reference herein contain "forward-looking information" and "forward looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward-looking information may include, but is not limited to, information with respect to our planned exploration and development activities, the adequacy of our financial resources, the estimation of mineral resources, realization of mineral resource estimates, timing of development of the Brucejack Project (as defined below), costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, our executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as "plans", "expects", "projects", "assumes", "budget", "strategy", "scheduled", "estimates", "forecasts", "anticipates", "believes", "intends" and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information.

        Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, risks related to:

  •
  the exploration, development and operation of a mine or mine property, including the potential for undisclosed liabilities on our mineral projects;

  •
  the fact that we are a relatively new company with no mineral properties in production or development and no history of production or revenue;

  •
  development of the Brucejack Project;

  •
  our ability to obtain adequate financing for our planned exploration and development activities and to complete further exploration programs;

  •
  dependency on the Brucejack Project for our future operating revenue;

  •
  our mineral resource estimates, including accuracy thereof and our ability to upgrade such mineral resource estimates and establish mineral reserve estimates;

  •
  uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;

  •
  commodity price fluctuations, including gold price volatility;

  •
  market events and general economic conditions;

  •
  governmental regulations, including environmental regulations;

  •
  delay in obtaining or failure to obtain required permits, or non-compliance with permits that are obtained;

  •
  increased costs and restrictions on operations due to compliance with environmental laws and regulations;

  •
  uncertainty regarding unsettled First Nations rights and title in British Columbia;

  •
  land reclamation requirements;

  •
  uncertainties related to title to our mineral properties and surface rights;

  •
  currency fluctuations;

  •
  increased costs affecting the mining industry;

  •
  increased competition in the mining industry for properties, qualified personnel and management;

  •
  our ability to attract and retain qualified management;

  •
  some of our directors' and officers' involvement with other natural resource companies;

  •
  potential inability to attract development partners or our ability to indentify attractive acquisitions;

  •
  Silver Standard's share ownership, ability to influence our governance and possible market overhang;

  •
  uncertainty as to the outcome of potential legal proceedings;

  •
  future sales or issuances of our equity securities;

  •
  our being treated as a passive foreign investment company for U.S. Federal income tax purposes; and

  •
  the lack of an existing market for our Securities other than our Common Shares.

        This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Prospectus under the heading "Risk Factors" and elsewhere in this Prospectus and any Prospectus Supplement and the documents incorporated by reference herein and therein. Our forward-looking information is based on the beliefs, expectations and opinions of management on the date the statements are made. In connection with the forward-looking statements contained in this Prospectus, we have made certain assumptions about our business, including about our planned exploration and development activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Project; timing and receipt of approvals, consents and permits under applicable legislation; and the adequacy of our financial resources. We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this Prospectus, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

 EXCHANGE RATE INFORMATION

        The following table sets forth, for each period indicated, the exchange rates of the Canadian dollar to the U.S. dollar at the end of such period and the highest, lowest and average exchange rates for such period (such rates, which are expressed in Canadian dollars, are based on the noon buying rate for U.S. dollars reported by the Bank of Canada).

	Year ended December 31,
	2009	2010	2011
Rate at the end of period	$0.9555	$1.0054	$0.9833
Average rate during period	$0.8797	$0.9713	$1.0117
Highest rate during period	$0.9716	$1.0054	$1.0583
Lowest rate during period	$0.7692	$0.9278	$0.9430

        On March 19, 2012, the Bank of Canada noon spot exchange rate for the purchase of one United States dollar using Canadian dollars was $0.9880 ($1.00 = US$1.0121).

TECHNICAL AND SCIENTIFIC DISCLOSURE

        Certain technical information relating to the Brucejack Project contained in this Prospectus is derived from, and in some instances is an extract from, the report entitled "Technical Report and Updated Preliminary Economic Assessment of the Brucejack Project" (the "Brucejack PEA") dated February 20, 2012, which was prepared by Hassan Ghaffari, P.Eng., Jianhui (John) Huang, P.Eng., and Sabry Abdel Hafez, Ph.D., P.Eng., of Wardrop, a Tetra Tech Company ("Wardrop"); Pierre Pelletier, P.Eng., of Rescan Environmental Services Ltd. ("Rescan"); Fred H. Brown, Pr.Sc.Nat., and Tracy Armstrong, P.Geo., of P&E Mining Consultants Inc. ("P&E"); Caroline J. Vallat, P.Geo., of GeoSpark Consulting Inc. ("GeoSpark"); H. Warren Newcomen, P.Eng., Hamish Weatherly, P.Geo., and Lori-Ann Wilchek, P.Eng., of BGC Engineering Inc. ("BGC"); and Peter Mokos, MAusIMM (CP), of AMC Mining Consultants (Canada) Ltd. ("AMC") in accordance with NI-43-101. The Brucejack PEA is the only current NI 43-101 compliant technical report with respect to the Brucejack Project and supersedes all previous technical reports. The Brucejack PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic consideration as applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no certainty that the Brucejack PEA will be realized.

        Technical information in this Prospectus not contained in the Brucejack PEA has been approved by Mr. Kenneth C. McNaughton, M.A.Sc., P.Eng., Pretivm's Vice President and Chief Exploration Officer and Ian I. Chang M.A.Sc., P.Eng., Pretivm's Vice President, Project Development, each of whom is a "qualified person" as defined in NI 43-101 and has reviewed and verified the disclosure of such information.

        Reference should be made to the full text of the Brucejack PEA, which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under the Company's profile on SEDAR at www.sedar.com. Alternatively, copies of the Brucejack PEA may be inspected until the day that is thirty days after the date hereof during normal business hours at the Company's head office and at the offices of our Canadian legal counsel, Fasken Martineau DuMoulin LLP.

v

 THE COMPANY

        The following description of the Company is derived from selected information about the Company contained in the documents incorporated by reference into this Prospectus and from the Brucejack PEA. This description does not contain all of the information about the Company and its properties and business that you should consider before investing in any Securities. You should carefully read the entire Prospectus and the applicable Prospectus Supplement, including the section entitled "Risk Factors" that immediately follows this description of the Company, as well as the Brucejack PEA and the documents incorporated by reference into this Prospectus and the applicable Prospectus Supplement, before making an investment decision. This Prospectus contains forward-looking statements concerning the Company's exploration and development plans at its properties, mineral resource estimates, timing and development of the Brucejack Project, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation and other matters. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause the Company's results to differ from those expressed or implied by the forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements".

Corporate Structure

        The Company was incorporated under the Business Corporations Act (British Columbia) on October 22, 2010. Our head office is located at 570 Granville Street, Suite 1600, Vancouver, British Columbia, V6C 3P1 and our registered office is at 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3.

        We have two wholly-owned subsidiaries, Pretium Exploration Inc. and 0890696 B.C. Ltd, which hold our interests in the Brucejack Project and the assets related thereto.

Overview

        We are an exploration and development company that was formed for the acquisition, exploration and development of precious metal resource properties in the Americas. Our only material mineral project for the purposes of NI 43-101 is the Brucejack Project (the "Brucejack Project"), an advanced stage exploration project located in north-western British Columbia. We intend to focus our exploration and development efforts on the Brucejack Project, and in particular on expanding, and increasing the quality of, resources and advancing engineering studies on the higher grade underground opportunities at the Brucejack Project. See "The Company — Strengths". We also have a 100% interest in the Snowfield Project (the "Snowfield Project"), which is also located in north-western British Columbia. We are not actively developing the Snowfield Project at this time and we consider it to be non-material to our business and for the purposes of NI 43-101.

        As at November 28, 2011, measured mineral resources at the Brucejack Project were estimated at approximately 0.99 million ounces of gold and 32.1 million ounces of silver. Indicated mineral resources at the Brucejack Project were estimated at approximately 11.91 million ounces of gold and 99.3 million ounces of silver. Inferred mineral resources at the Brucejack Project were estimated at approximately 18.20 million ounces of gold and 201.2 million ounces of silver. All resource figures are at a cut-off grade of 0.30 grams/tonne ("g/t") gold equivalent ("AuEq"). See "Details of the Brucejack Project — Mineral Resource Estimates".

Strategy and Objectives

        Our strategy is to grow our business through the exploration and acquisition of quality precious metals projects. The Brucejack Project is our initial material project. We intend to continue exploration of this project with a focus on expanding and increasing the quality of resources and advancing engineering studies on the higher grade underground opportunity at the Brucejack Project.

        A feasibility study has been commissioned on the high-grade gold opportunity at the Brucejack Project.

Strengths

Higher Grade Opportunity at the Brucejack Project

        At the Brucejack Project, grade and tonnage estimates within a 0.30 grams of gold-equivalent per tonne optimized pit shell at a cut-off grade of 5.00 grams of gold-equivalent per tonne, contain gold and silver resources of approximately:

  •
  5.06 million ounces of gold and 31.6 million ounces of silver in the measured and indicated mineral resource categories (9.3 million tonnes grading 16.92 grams of gold and 105.6 grams of silver per tonne); and

  •
  3.33 million ounces of gold and 2.7 million ounces of silver in the inferred resource category (4.0 million tonnes grading 25.67 grams of gold and 20.6 grams of silver per tonne).

        See "Details of the Brucejack Project — Mineral Resource Estimates".

Experienced and Proven Management

        Our President and Chief Executive Officer, Robert A. Quartermain, has spent over 35 years in the resource industry, from grassroots prospecting through mine development, working both in Canada and internationally. He has considerable experience with precious metals deposits and, as a result of his recent position as President and Chief Executive Officer of Silver Standard, is intimately familiar with the Brucejack Project and the other assets we acquired from Silver Standard. During his time as its Chief Executive Officer, Mr. Quartermain helped grow Silver Standard from a small exploration company with a market capitalization of $2 million, to a company with a producing mine, five advanced exploration and development properties, a pipeline of eight early stage exploration properties and a market capitalization of $1.9 billion as at January 2010.

        Our Vice President, Chief Development Officer, Joseph Ovsenek, is a professional engineer and lawyer with over 20 years of management and legal experience leading the growth of public resource companies. Prior to joining Pretivm, he served for 15 years in senior management roles for Silver Standard, most recently as Senior Vice President, Corporate Development. At Silver Standard, he was responsible for directing corporate strategic development, the negotiation and structuring of financings and transactions, as well organizational development.

        Our Vice President, Chief Exploration Officer, Kenneth McNaughton, is a professional geological engineer with over 30 years of global experience developing and leading mineral exploration programs. He was most recently Senior Vice President, Exploration for Silver Standard where he had been responsible for all exploration programs since 1991, including all exploration programs at the Brucejack Project.

Politically Stable and Mining-Friendly Jurisdiction with Supportive Infrastructure

        Canada is among the most mining friendly jurisdictions in the world, according to a recent survey conducted by the Fraser Institute and a study completed by Behre Dolbear Group Inc. The Brucejack Project is adjacent to the KSM properties owned by Seabridge Gold Inc. ("Seabridge") and is in proximity to the historical Eskay Creek Mine owned by Barrick Gold Corporation.

        In March 2010, BC Hydro approved plans for the Northwest Transmission Line, which is expected to be completed by spring 2014. An Environmental Assessment Certificate was granted in February 2011 and construction is scheduled to begin in 2012. The 287 kilovolt transmission line will stretch 344 kilometres between Terrace and Bob Quinn Lake, British Columbia and will bring power along Highway 37 within approximately 40 kilometres of the Brucejack Project. Other projects that will rely on the Northwest Transmission Line include Seabridge's KSM properties, Imperial Metals Corporation's Red Chris project and NovaGold Resources Inc.'s Galore Creek project.

        We have begun construction on a new stretch of road required to join the Brucejack Project to Highway 37, with 12 kilometres completed as at the end of 2011. Highway 37 is the main route connecting the Brucejack Project to the bulk shipping ports of Stewart Bulk Terminals in Stewart and Ridley Terminal in Prince Rupert,

ice-free shipping ports which are accessible to store and ship concentrates. Concentrates are currently being shipped from the Wolverine and Huckleberry mines via the Stewart Bulk Terminal.

DETAILS OF THE BRUCEJACK PROJECT

        Unless otherwise stated, the technical information, tables and figures that follow relating to the Brucejack Project are derived from, and in some instances are extracts from, the Brucejack PEA.

Project Description and Location

        The Brucejack Project consists of six mineral claims totalling 3,199.28 hectares located approximately 950 kilometres northwest of Vancouver, British Columbia and 65 kilometres north-northwest of the town of Stewart, British Columbia. The Brucejack Project is subject to a 1.2% net smelter returns royalty in favour of Black Hawk Mining Inc. on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver.

Preliminary Economic Analysis

        The Brucejack PEA contains a preliminary economic evaluation of the Brucejack Project that was prepared by Wardrop. The Brucejack PEA represents an early stage study and highlights certain opportunities for us to optimize the development of the Brucejack Project. Prior to commencing production, further studies that demonstrate the economic viability of the Brucejack Project must be completed, including a feasibility study, all necessary permits must be obtained, a production decision must be made by the Board, financing for construction and development must be arranged and construction must be completed. In addition, we will be required to address certain infrastructure challenges, including road access, and obtain additional rights. See "Risk Factors".

        For the estimated 24-year life of mine and 11.8 million tonnes of mine plan tonnage, the following parameters were estimated:

Table 1 — Summary of Brucejack Economic Analysis by Metal Price(1)(2)(3)(4)

	Base Case	Spot Prices as at February 17, 2012
Gold price (US$/oz):	$1,100.00	$1,733.60
Silver Price (US$/oz):	$21.00	$33.46
Net Cash Flow:	$5.133 billion (Pre-Tax)	$9.467 billion (Pre-Tax)
	$3.357 billion (Post-Tax)	$6.185 billion (Post-Tax)
Net Present Value (5.0% discount rate):	$2.262 billion (Pre-Tax)	$4.330 billion (Pre-Tax)
	$1.454 billion (Post-Tax)	$2.808 billion (Post-Tax)
Internal Rate of Return:	29.8% (Pre-Tax)	43.4% (Pre-Tax)
	25.0% (Post-Tax)	36.5% (Post-Tax)
Payback:	4.1 years (Pre-Tax)	3.2 years (Pre-Tax)
	4.2 years (Post-Tax)	3.3 years (Post-Tax)
Exchange Rate:	$0.930	$0.997

Notes:

(1)
Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. These mineral resources were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

(2)
The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resources and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

(3)
Mineral resources are defined within a Whittle optimized pit shell that incorporates project metal recoveries, estimated operating costs and metals price assumptions. Parameters used in the estimate include metal prices (and respective recoveries) of US$1,200/oz. gold (71% recovery) and US$22.00/oz. silver (70% recovery). The pit optimization used the following cost parameters: Mining US$2.00/tonne, processing US$7.00/tonne and general and administrative expenses of US$1.25/tonne along with pit slopes of 45 degrees.

(4)
Tonnage and grade measurements are in metric units. See "Cautionary Note to United States Investors".

        The Brucejack PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic consideration as applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no certainty that the Brucejack PEA will be realized.

        Metal revenues included in the Brucejack Project cash flow model are based on the average metal production, as presented in Table 2, below.

Table 2 — Brucejack Project Metal Production and Processing Summary

Total Production:	11.8 million tonnes
Processing Rate:	1,500 tonnes per day
	Gold	Silver
Average Mill Feed Grade:	18.9 g/t	59.3 g/t
Average Metal Recoveries:	95.7%	75.5%
Average Annual Production ('000 oz)
Years 1-12:	325	444
Life of Mine (24 years):	287	710
Total Production ('000 oz)
Years 1-12:	3,899	5,333
Life of Mine (24 years):	6,878	17,030

        The Brucejack PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic consideration as applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no certainty that the Brucejack PEA will be realized.

        Sensitivity analyses were carried out on the basis of gold price, silver price, exchange rate, operating cost and capital cost.

Capital Cost Estimate

        The initial capital cost for the Brucejack Project is estimated at US$436.26 million with an expected accuracy range of plus or minus 35%. The capital cost estimate is shown in Table 3, below:

Table 3 — Capital Cost Summary

Description	Total Cost
(US$)
Direct Works
Overall Site	11,355,122
Mine Underground (AMC)	114,344,196
Mine Surface Works (AMC)	13,892,222
Mine Site Process	35,411,786
Mine Site Utilities	56,635,194
Mine Site Buildings	16,412,370
Tailings	17,619,560
Temporary Facilities	3,917,160
Plant Mobile Equipment (Mine Site)	3,733,781
Leach Area	28,195,726
Leach Area Utilities	16,608,277
Leach Mine Buildings	6,506,949
Temporary Facilities	1,405,026
Plant Mobile Equipment (Leach Site)	2,278,693

Direct Works Subtotal	328,316,062

Indirect Works
Indirect	58,212,020
Owner's Costs	11,904,000
Contingency	37,827,393

Indirect Works Subtotal	107,943,413

Total	436,259,475

Operating Cost Estimate

        The total operating cost for the Brucejack Project is estimated at C$170.90 per tonne milled. The estimate includes operating costs for conventional underground mining, process, material re-handling and general and administration and surface services. Tailings and residue disposal operating costs are included in the sustaining capital costs for the Brucejack Project. On average, a total of 268 personnel are projected for the operation, including 114 personnel for mining, 111 personnel for process, and 43 personnel for general management and surface services. The operating cost estimate is shown in Table 4, below.

Table 4 — Operating Costs Summary

Description	Total Cost ($/t milled)
Mining	103.6
Processing	37.7
General & Administrative	19.26
Plant Services	10.29

Total Operating Cost	170.9

Mineral Resource Estimates

        The current mineral resources as presented in this Prospectus are comprised of eight different zones on the Brucejack Project; the West, Bridge, Low Grade Halo, Shore, Galena Hill, Gossan Hill, SG and Valley of Kings ("VOK") zones. 1,182 drill holes were used to estimate the current resources, including 452 historical surface drill holes, 442 historical underground drill holes exclusively in the West zone and 288 surface drill holes completed since 2009. Conceptual Lerchs-Grossman optimized pit shells were developed based on all available mineral resources (measured, indicated and inferred). The results from the optimized pit-shells are used solely for the purpose of reporting mineral resources.

        All mineral resources were reported against a 0.30 g/t Au equivalent cut-off, as constrained within the optimized pit shell. Resources for three different sensitivities within the 0.30 g/t AuEq were defined as shown below in Table 5 through Table 7. In addition, an underground sensitivity to the mineral resource estimate is presented in Table 8, below.

Table 5
Brucejack Project Estimated Mineral Resources based on a Cut-Off Grade of 0.30 g/t AuEq(1)(2)(3)(4)

				Contained(3)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold (million oz)	Silver (million oz)
Measured	12.2	2.50	81.6	0.99	32.1
Indicated	293.0	1.26	10.5	11.91	99.3
Measured + Indicated	305.3	1.31	13.4	12.89	131.5
Inferred	813.7	0.70	7.7	18.20	201.2

Notes:

(1)
Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. These mineral resources were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

(2)
The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resources and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

(3)
Mineral resources are defined within a Whittle optimized pit shell that incorporates project metal recoveries, estimated operating costs and metals price assumptions. Parameters used in the estimate include metal prices (and respective recoveries) of US$1,200/oz. gold (71% recovery) and US$22.00/oz. silver (70% recovery). The pit optimization used the following cost parameters: Mining US$2.00/tonne, processing US$7.00/tonne and general and administrative expenses of US$1.25/tonne along with pit slopes of 45 degrees.

(4)
Tonnage and grade measurements are in metric units. See "Cautionary Note to United States Investors".

 Table 6
Brucejack Project 5.00 g/t AuEq Mineral Resource Grade & Tonnage Estimate(1)(2)(3)(4)

				Contained(3)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold (million oz)	Silver (million oz)
Measured	2.4	7.93	236.1	0.60	18.0
Indicated	6.9	19.99	60.9	4.46	13.6
Measured + Indicated	9.3	16.92	105.6	5.06	31.6
Inferred	4.0	25.67	20.6	3.33	2.7

Notes:

(1)
Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. These mineral resources were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

(2)
The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resources and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

(3)
Mineral resources are defined within a Whittle optimized pit shell that incorporates project metal recoveries, estimated operating costs and metals price assumptions. Parameters used in the estimate include metal prices (and respective recoveries) of US$1,200/oz. gold (71% recovery) and US$22.00/oz. silver (70% recovery). The pit optimization used the following cost parameters: Mining US$2.00/tonne, processing US$7.00/tonne and general and administrative expenses of US$1.25/tonne along with pit slopes of 45 degrees.

(4)
Tonnage and grade measurements are in metric units. See "Cautionary Note to United States Investors".

Table 7
Brucejack Project 1.25 g/t AuEq Mineral Resource Grade & Tonnage Estimate(1)(2)(3)(4)

				Contained(3)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold (million oz)	Silver (million oz)
Measured	9.3	3.08	102.20	0.92	30.6
Indicated	64.8	3.62	23.70	7.53	49.4
Measured + Indicated	74.1	3.55	33.55	8.46	80.0
Inferred	78.5	2.68	16.30	6.76	41.2

Notes:

(1)
Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. These mineral resources were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

(2)
The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resources and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

(3)
Mineral resources are defined within a Whittle optimized pit shell that incorporates project metal recoveries, estimated operating costs and metals price assumptions. Parameters used in the estimate include metal prices (and respective recoveries) of US$1,200/oz. gold (71% recovery) and US$22.00/oz. silver (70% recovery). The pit optimization used the following cost parameters: Mining US$2.00/tonne, processing US$7.00/tonne and general and administrative expenses of US$1.25/tonne along with pit slopes of 45 degrees.

(4)
Tonnage and grade measurements are in metric units. See "Cautionary Note to United States Investors".

Table 8
Combined West Zone and VOK Zone Underground Sensitivity to the Resource Estimate based on a
5.00 g/t AuEq Mineral Resource Grade & Tonnage Estimate(1)(2)(3)(4)

				Contained(3)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold (million oz)	Silver (million oz)
Measured	2.4	7.29	241.2	0.57	18.9
Indicated	6.1	24.13	53.3	4.76	10.5
Measured + Indicated	8.6	19.35	106.7	5.33	29.4
Inferred	4.0	25.73	22.0	3.29	2.8

Notes:

(1)
Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. These mineral resources were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

(2)
The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resources and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

(3)
Mineral resources are defined within a Whittle optimized pit shell that incorporates project metal recoveries, estimated operating costs and metals price assumptions. Parameters used in the estimate include metal prices (and respective recoveries) of US$1,200/oz. gold (71% recovery) and US$22.00/oz. silver (70% recovery). The pit optimization used the following cost parameters: Mining US$2.00/tonne, processing US$7.00/tonne and general and administrative expenses of US$1.25/tonne along with pit slopes of 45 degrees.

(4)
Tonnage and grade measurements are in metric units. See "Cautionary Note to United States Investors".

Select High Grade Intercepts

        In 2011, a total of 72,805 metres of drilling was completed in holes SU-110 to SU-288. The following table shows selected intercepts encountered at the Brucejack Project:

Hole	Interval (m)	Depth (m)	Gold (g/t)	Gold (oz/ton)(1)
SU-115	0.6	60.6	18,755	547.0
SU-260	0.5	65.8	17,750	517.7
SU-12	1.5	273.0	16,948	494.3
SU-230	1.0	305.7	7,420	216.4
SU-150	0.5	76.4	6,670	194.5
SU-40	1.64	648.8	5,850	170.6
SU-195	0.5	349.4	5,740	167.4
SU-84	0.44	198.0	5,480	159.8
SU-29	0.5	560.8	5,344	155.9
SU-115	0.51	76.1	4,209	122.8
SU-132	0.5	57.68	4,060	118.4
SU-249	0.5	115.6	3,880	113.2
SU-239	1.0	310.8	3,460	100.9
SU-176	0.5	335.8	2,810	81.9
SU-54	1.59	53.6	2,490	72.6
SU-106	0.69	240.4	1,710	49.9
SU-150	0.5	59.0	1,640	47.8
SU-190	0.90	520.68	1,580	46.1
SU-136	0.84	228.3	1,550	45.2
SU-226	0.52	335.8	1,465	42.7
SU-136	1.03	234.3	1,280	37.3
SU-157	0.54	350.8	1,200	35.0
SU-135	0.5	75.0	1,070	31.2
SU-193	0.50	312.0	1,040	30.3
SU-53	1.5	21.5	1,025	29.9
SU-115	1.28	61.2	1,005	29.3

Note:

(1)
1 troy ounce equals 31.103481 grams per short ton. To complete the metric conversion, convert short tons to tonnes by dividing by 0.9071.

        The higher grade resource occurs largely in the West Zone and the VOK zone. An isometric drawing of the VOK zone looking northwest is shown below in Figure 1.

Figure 1 — VOK Zone 5 g/t Au Isoshell View Looking North

Legend:

                 Blue 2 - 5 g/t Au
                 Green 5 - 10 g/t Au
                 Orange 10 - 25 g/t Au
                 Red 25 g/t + Au

        An isometric drawing of the West zone looking northwest is shown below in Figure 2.

Figure 2 — West Zone 211 5g/t Au Isoshell View Looking NW

Legend:

                 Blue 2 - 5 g/t Au
                 Green 5 - 10 g/t Au
                 Orange 10 - 25 g/t Au
                 Red 25 g/t + Au

Acquisition of the Brucejack Project

        We acquired the Brucejack Project, along with the Snowfield Project and other associated assets (together, the "Project Assets"), pursuant to an acquisition agreement dated October 28, 2010, as amended with the Selling Shareholder (the "Acquisition Agreement"), for an aggregate acquisition price of $450 million, consisting of a cash payment of $233,020,000 and the issuance of a total of 36,163,333 Common Shares (the "Acquisition").

        We entered into an investor rights agreement dated December 21, 2010 (the "Investor Rights Agreement") with Silver Standard that provides that, as long as Silver Standard and its affiliates hold at least 10% of the issued and outstanding Common Shares:

  •
  Silver Standard is entitled to nominate to serve as members of our board of directors (the "Board") the number of nominees equal to the lesser of (i) one less than the number which constitutes a majority of the Board and (ii) the percentage of issued and outstanding Common Shares and securities convertible or exchangeable into Common Shares held by Silver Standard multiplied by the number of directors comprising the Board (rounded to the nearest whole number);

  •
  Silver Standard and its affiliates have the right to maintain their proportionate ownership of our Common Shares by participating pro rata in issuances of Common Shares (save in respect of equity compensation plans); and

  •
  Silver Standard and its affiliates have the right to sell Common Shares by participating pro rata in prospectus offerings by us (to a maximum of 20% of any such offering).

        We also entered into a transition services agreement dated December 21, 2010 (the "Transition Services Agreement") with Silver Standard pursuant to which Silver Standard provided certain administrative services for the purpose of transitioning the ownership of the Project Assets. The Transition Services Agreement terminated according to its terms on December 21, 2011.

 RISK FACTORS

        Investing in the Securities is speculative and involves a high degree of risk due to the nature of our business and the present stage of exploration of our mineral properties. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking information relating to the Company, or its business, property or financial results, each of which could cause purchasers of Securities to lose part or all of their investment. You should carefully consider the following risk factors along with other risk factors included elsewhere in the Prospectus and in the documents incorporated by reference in this Prospectus or included in any Prospectus Supplement.

Risks Related to the Business of the Company

We have no mineral properties in production or under development and even if the development of any of our properties is found to be economically feasible, we will be subject to all of the risks associated with establishing new mining operations.

        We do not currently have mineral properties under development. Even if the future development of any of our properties is found to be economically feasible, and the development of which is approved by the Board, such development will require the construction and operation of mines, processing plants and related infrastructure. As a result, we are and will continue to be subject to all of the risks associated with establishing new mining operations, including:

  •
  the timing and cost, which can be considerable, of the construction of mining and processing facilities;

  •
  the availability and cost of skilled labour, mining equipment and principal supplies needed for operations;

  •
  the availability and cost of appropriate smelting and refining arrangements;

  •
  the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;

  •
  the availability of funds to finance construction and development activities;

  •
  potential opposition from non-governmental organizations, First Nations, environmental groups, local groups or other stakeholders which may delay or prevent development activities; and

  •
  potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies.

        The costs, timing and complexities of developing our projects may be greater than anticipated because the majority of such property interests are not located in developed areas, and, as a result, our property interests may not be served by appropriate road access, water and power supply and other support infrastructure. Cost estimates may increase as more detailed engineering work is completed on a project. It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. Accordingly, we cannot provide assurance that our activities will result in profitable mining operations at our mineral properties.

We are an exploration stage company that has no history of production and no revenue from operations. We cannot provide assurance that we will generate any operating revenues at our mineral properties in the future.

        We are an exploration company and all of our properties are in the exploration stage. We have a very limited history of operations and to date have generated no revenue from operations. As such, we are subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. We have not defined or delineated any proven or probable mineral reserves on any of our exploration stage properties. Mineral exploration involves significant risk, since few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines.

        We anticipate that we will continue to incur exploration and development costs without realizing any revenues for the foreseeable future. We expect to continue to incur losses unless and until such time as one or more of our mineral properties enters into commercial production and generates sufficient revenues to fund our continuing operations. If we are unable to generate significant revenues at the Brucejack Project, we will not be able to earn profits or continue operations. We cannot provide investors with any assurance that we will ever develop a mine at the Brucejack Project.

We may not have sufficient funds to develop our mineral properties or to complete further exploration programs.

        We are an exploration company with limited financial resources. We currently generate no operating revenue, and must primarily finance exploration activity and the development of mineral properties by other means. In the future, our ability to continue exploration, and development and production activities, if any, will depend on our ability to obtain additional external financing. Any unexpected costs, problems or delays could severely impact our ability to continue exploration and development activities.

        The sources of external financing that we may use for these purposes include project or bank financing, or public or private offerings of equity and debt. In addition, we may enter into one or more strategic alliances or joint ventures, decide to sell certain property interests, or utilize one or a combination of all of these alternatives. The financing alternative we choose may not be available on acceptable terms, or at all. If additional financing is not available, we may have to postpone the further exploration or development of, or sell, one or more of our principal properties. Furthermore, even if we raise sufficient additional capital, there can be no assurance that we will achieve profitability or positive cash flow. In addition, any future equity offering will further dilute your equity interest in us and any future debt financing will require us to dedicate a portion of our cash flow to payments on indebtedness and will limit our flexibility in planning for or reacting to changes in our business.

We are dependent on the Brucejack Project for our future operating revenue.

        Our only material property for the purposes of NI 43-101 is the Brucejack Project, which has a limited life based on mineral resource estimates. There are no established mineral reserve estimates with respect to the Brucejack Project. Mineral resources are not mineral reserves and do not have demonstrated economic viability. In order to be able to develop a mine and commence production, we will be required to replace and expand our mineral resources and obtain mineral reserves. In the absence of additional mineral projects, the Company will be solely dependent upon the Brucejack Project for its revenue and profits, if any. In addition, development costs are difficult to predict and may render the development of the Brucejack Project financially unfeasible. Should the development of the Brucejack Project turn out to be not possible or practicable, for political, engineering, technical, economic, legal or other reasons, our business and financial position will be significantly and adversely affected.

Mineral resource and reserve calculations are only estimates.

        Any figures presented for mineral resources in this Prospectus or in any document incorporated by reference herein, any figures for mineral resources which may be presented in the future or any figures for mineral reserves that may be presented by us in the future are and will only be estimates. There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources. Until mineral reserves or mineral resources are actually mined and processed, the quantity of metal and grades must be considered as estimates only and no assurances can be given that the indicated levels of metals will be produced. In making determinations about whether to advance any of our projects to development, we must rely upon estimated calculations as to the mineral resources and grades of mineralization on our properties.

        The estimating of mineral reserves and mineral resources is a subjective process that relies on the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate.

        Estimated mineral reserves or mineral resources may have to be recalculated based on changes in mineral prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral reserve or resource estimates. The extent to which resources may ultimately be reclassified as proven or probable mineral reserves is dependent upon the demonstration of their profitable recovery. Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property's return on capital. We cannot provide assurance that mineralization can be mined or processed profitably.

        Our mineral resource estimates have been determined and valued based on assumed future metal prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold and silver may render portions of our mineralization uneconomic and result in reduced reported mineral resources, which in turn could have a material adverse effect on our results of operations or financial condition. We cannot provide assurance that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale. In addition, if our projects produce concentrate for which there is no market, specifically, with respect to concentrate containing rhenium, this may have an impact on the economic model for the Brucejack Project. A reduction in any resources that may be estimated by us in the future could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.

        No assurances can be given that any mineral resource estimates for the Brucejack Project will ultimately be reclassified as proven or probable mineral reserves. The failure to establish proven and probable mineral reserves could restrict our ability to successfully implement our strategies for long-term growth and may impact future cash flows, earnings, results of operation and financial condition.

Uncertainty exists related to mineral resources.

        There is a risk that inferred mineral resources referred to in this Prospectus cannot be converted into measured or indicated mineral resources as there may be limited ability to assess geological continuity. In addition, there is no assurance that any mineral resources will, as a result of continued exploration, be determined to have sufficient geological continuity so as to be upgraded to constitute proven and probable mineral reserves.

Changes in the market price of gold and other metals, which in the past have fluctuated widely, may materially and adversely affect our revenues and the value of our mineral properties.

        Our profitability and long-term viability will depend, in large part, on the market price of gold and silver. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

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  global or regional consumption patterns;

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  the supply of, and demand for, these metals;

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  speculative activities;

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  the availability and costs of metal substitutes;

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  expectations for inflation; and

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  political and economic conditions, including interest rates and currency values.

        We cannot predict the effect of these factors on metal prices. A decrease in the market price of gold and other metals could affect our ability to finance the exploration and development of any of our mineral properties. The market price of gold and other metals may not remain at current levels. In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased gold production from mines developed or expanded as a result of current metal price levels. A sustained period of declining gold and other metal prices would adversely affect our financial performance, financial position and results of operations.

We may incur losses for the foreseeable future.

        We expect to incur losses unless and until such time as our mineral projects generate sufficient revenues to fund continuing operations. The exploration and development of our mineral properties will require the commitment of substantial financial resources that may not be available. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants' analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners and the acquisition of additional property interests, some of which are beyond our control. We cannot provide assurance that we will ever achieve profitability.

General market events and conditions may adversely affect our business and industry.

        In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage-backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008 and early 2009, causing a loss of confidence in the U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks and other financial institutions and insurers, and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and other governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. Since such time, there has been no broad and consistent improvement in general economic indicators, including employment levels, announced corporate earnings, economic growth and consumer confidence. Any or all of these market events and conditions may adversely affect our business and industry.

General economic conditions may adversely affect our growth, profitability and ability to obtain financing.

        The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the gold mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth and profitability. A number of issues related to economic conditions could have a material adverse effect on our financial condition and results of operations, specifically:

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  the global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity;

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  the volatility of gold and other metal prices would impact our revenues, profits, losses and cash flow;

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  continued recessionary pressures could adversely impact demand for our production;

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  volatile energy, commodity and consumables prices and currency exchange rates would impact our production costs; and

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  the devaluation and volatility of global stock markets would impact the valuation of our equity and other securities.

Mining is inherently risky and subject to conditions or events beyond our control.

        The development and operation of a mine or mine property is inherently dangerous and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome, including:

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  unusual or unexpected geological formations;

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  metallurgical and other processing problems;

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  metal losses;

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  environmental hazards;

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  power outages;

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  labour disruptions;

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  industrial accidents;

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  periodic interruptions due to inclement or hazardous weather conditions;

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  flooding, explosions, fire, rockbursts, cave-ins and landslides;

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  mechanical equipment and facility performance problems;

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  avalanches; and

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  the availability of materials and equipment.

        These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, including to our employees, environmental damage, delays in mining, increased production costs, asset write downs, monetary losses and possible legal liability. We may not be able to obtain insurance to cover these risks at economically feasible premiums, or at all. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. We may suffer a material adverse impact on our business if we incur losses related to any significant events that are not covered by our insurance policies.

We cannot provide assurance that we currently hold or will successfully acquire commercially mineable mineral rights.

        Exploration for and development of gold properties involves significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish mineral reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting gold from ore. We cannot ensure that our current exploration and development programs will result in profitable commercial mining operations.

        The economic feasibility of development projects is based upon many factors, including the accuracy of mineral resource and mineral reserve estimates; metallurgical recoveries; capital and operating costs; government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting and environmental management and protection; and gold prices, which are highly volatile. Development projects are also subject to the successful completion of feasibility studies, issuance of necessary governmental permits and availability of adequate financing.

        Most exploration projects do not result in the discovery of commercially mineable ore deposits, and no assurance can be given that any anticipated level of recovery of ore reserves, if any, will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of mineral reserves, mineral resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, the metallurgy of the mineralization forming the mineral deposit, unusual or unexpected geological formations and work interruptions. If current exploration programs do not result in the discovery of commercial ore, we may need to write-off part or all of our investment in existing exploration stage properties.

        Material changes in ore reserves, if any, grades, stripping ratios or recovery rates may affect the economic viability of any project. Our future growth and productivity will depend, in part, on our ability to develop commercially mineable mineral rights at our existing properties or identify and acquire other commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

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  establish ore reserves through drilling and metallurgical and other testing techniques;

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  determine metal content and metallurgical recovery processes to extract metal from the ore; and

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  construct, renovate or expand mining and processing facilities.

        In addition, if we discover ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that we currently hold or will successfully acquire commercially mineable (or viable) mineral rights.

We are subject to significant governmental regulations.

        Our exploration activities are subject to extensive federal, provincial and local laws, regulations and policies governing various matters, including:

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  environmental protection;

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  the management and use of toxic substances and explosives;

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  management of tailings and other wastes;

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  the management of natural resources and land;

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  the exploration and development of mineral properties;

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  mine construction;

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  mine production and post-closure reclamation;

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  exports;

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  price controls;

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  taxation and mining royalties;

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  labour standards and occupational health and safety, including mine safety; and

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  historic and cultural preservation.

        Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause us to incur additional expense or capital expenditure restrictions or suspensions of our activities and delays in the exploration and development of our properties.

We require further rights and permits in order to conduct current and anticipated future operations, and delays in obtaining or failure to obtain such rights and permits, or a failure to comply with the terms of any such permits that we have obtained, could adversely affect our business.

        Our current and anticipated future operations, including further exploration, development and commencement of production on our mineral properties, require permits from various governmental authorities. Obtaining or renewing governmental permits is a complex and time-consuming process. The duration and success of efforts to obtain and renew permits are contingent upon many variables not within our control. Shortages of personnel in various levels of government could result in delays or inefficiencies. Backlog within permitting agencies affected by the number of other large-scale projects currently in a more advanced stage of development could slow down the review process and adversely effect the permitting timeline of our projects. Negative public and stakeholder opinion is another factor that could affect the permitting timeline. As well, the specific permitting requirements that will ultimately apply to any project are difficult to correctly assess at the exploration and development stage. In addition, our future development plans may require us to obtain the necessary surface rights from the owners of such rights in order to complete the development of our projects.

        We cannot provide assurance that all rights and permits that we require for our operations, including any for construction of mining facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all. In particular, we will require environmental assessments under federal and provincial legislation and specific permits and authorizations, including for the disposal of tailings from the Brucejack Project into Brucejack Lake. Delays or a failure to obtain such required permits, or the expiry, revocation or failure to comply with the terms of any such permits that we have obtained, would adversely affect our business.

Our activities are subject to environmental laws and regulations that may increase our costs and restrict our operations.

        All of our exploration, development and production activities are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation is evolving and the general trend has been towards stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on our behalf and may cause material changes or delays in our intended activities. Future changes in these laws or regulations could have a significant adverse impact on some portion of our business, requiring us to re-evaluate those activities at that time.

        Environmental hazards may exist on our properties that are unknown to us at the present time and have been caused by previous owners or operators or that may have occurred naturally. We may be liable for remediating such damage.

        Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed. Such enforcement actions may include the imposition of corrective measures requiring capital expenditure, installation of new equipment or remedial action.

There is uncertainty related to unsettled First Nations rights and title in British Columbia and this may create delays in project approval or interruptions in project progress.

        The nature and extent of First Nations rights and title remains the subject of active debate, claims and litigation in British Columbia. First Nations in British Columbia have made claims of aboriginal rights and title to substantial portions of land and water in the province, including areas where the Company's operations are situated, creating uncertainty as to the status of competing property rights. The Supreme Court of Canada has held that aboriginal groups may have a spectrum of aboriginal rights in lands that have been traditionally used or occupied by their ancestors. Such aboriginal rights and title are not absolute and may be infringed by government in furtherance of a legislative objective, subject to meeting a justification test. However, decisions of the Supreme Court of Canada and the British Columbia Supreme Court cast doubt on the provincial government's ability to justify infringements of treaty rights and aboriginal title, respectively. The effect of such claims on any particular area of land will not be determinable until the exact nature of historical use, occupancy and rights to such property have been clarified by a decision of the Courts or definition in a treaty. First Nations in the province are seeking settlements including compensation from governments with respect to these claims, and the effect of these claims cannot be estimated at this time. The federal and provincial governments have been seeking to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve many of these claims. Any settlements that may result from these negotiations may involve a combination of cash, resources, grants of conditional rights to undertake traditional pursuits (like hunting, gathering, trapping and fishing) on public lands, and some rights of self-government. The issues surrounding aboriginal title and rights are not likely to be resolved in the near future.

        In a landmark decision in 2004, the Supreme Court of Canada determined that there is a duty on government to consult with and, where appropriate, accommodate First Nations where government decisions may impact on claimed, but as yet unproven, aboriginal rights or title. This decision also provided much needed clarification of the duties of consultation and accommodation. This decision was re-enforced in a 2010 decision of the Supreme Court of Canada, in which the Court re-affirmed and re-stated the test for determining when the duty to consult arises. The Court has made clear that third parties are not responsible for consultation or accommodation of aboriginal interests and that this responsibility lies with government. However, government permits, including environmental and mine permits, will not be granted by provincial and federal agencies unless they are satisfied that the duty to consult and accommodate has been fully met. In 2005, the Supreme Court of Canada confirmed that this duty exists with respect to claimed treaty rights.

        A portion of the Brucejack Project lies within traditional First Nation territory and in the Nass Area, as defined in the final Agreement between the Nisga'a First Nation and the federal and provincial governments, which came into effect on May 11, 2000 (the "Final Agreement"). However, there may be overlapping claims by other First Nations. Given the unsettled nature of land claims and treaty rights in British Columbia, as well as the rights of the Nisga'a under the Nisga'a Final Agreement, there can be no guarantee that there will not be delays in project approval, unexpected interruptions in project progress, or additional costs to advance the Company's projects.

        In order to facilitate mine permitting, construction and the commencement of mining activities, the Company may deem it necessary and prudent to try to obtain the cooperation and approval of the local First Nations groups. Any cooperation and approval may be predicated on our committing to take measures to limit the adverse impacts on local First Nations groups and ensuring that some of the economic benefits of the construction and mining activity will be enjoyed by the local First Nations groups. There can be no guarantee that any of our efforts to secure such cooperation or approval would be successful or that the assertion of First Nations rights and title, or claims of insufficient consultation or accommodation, will not create delays in project approval or unexpected interruptions in project progress, or result in additional costs to advance our projects.

Our properties may be subject to uncertain title.

        We cannot provide assurance that title to our properties will not be challenged. We hold mineral claims which constitute our property holdings. We may not have, or may not be able to obtain, all necessary surface rights to develop a mineral property. Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained a secure claim to individual mining properties may be severely constrained. We have not conducted surveys of all of the claims in which we hold direct or indirect interests. A successful claim contesting our title to a property could cause us to lose our rights to explore and, if warranted, develop that property or undertake or continue production thereon. This could also result in our not being compensated for our prior expenditures relating to such property.

Land reclamation requirements for our exploration properties may be burdensome.

        Land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. Reclamation may include requirements to treat ground and surface water to drinking water standards, control dispersion of potentially deleterious effluent and reasonably re-establish pre-disturbance land forms and vegetation. In order to carry out reclamation obligations imposed on us in connection with exploration, development and production activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs. The actual costs of reclamation and mine closure are uncertain and planned expenditures may differ from the actual expenditures required. Therefore, the amount that we are required to spend may be materially higher than our estimates. Any additional amounts we are required to spend on reclamation and mine closure may have a material adverse effect on our financial performance, financial condition and results of operations.

We may fail to identify attractive acquisition candidates or may fail to successfully integrate acquired material properties.

        We may actively pursue the acquisition of exploration, development and production assets consistent with our acquisition and growth strategy. The identification of attractive candidates and integration of acquired properties, assets or entities involve inherent risks, including but not limited to:

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  accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

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  ability to achieve identified and anticipated operating and financial synergies;

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  unanticipated costs;

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  diversion of management attention from existing business;

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  potential loss of our key employees or key employees of any business acquired;

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  unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

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  decline in the value of acquired properties, companies or securities.

        Any one or more of these factors or other risks could cause us not to realize the anticipated benefits of an acquisition of properties or companies, and could have a material adverse effect on our financial condition.

        In connection with any future acquisitions, we may incur indebtedness or issue equity securities, resulting in increased interest expense or dilution of the percentage ownership of existing shareholders. Acquisition costs, additional indebtedness or issuances of securities in connection with such acquisitions, may adversely affect the price of our common stock and negatively affect our results of operations.

We may be adversely affected by future fluctuations in foreign exchange rates.

        Our potential profitability is exposed to the financial risk related to the fluctuation of foreign exchange rates. The minerals that could be produced from our projects are priced in U.S. dollars but, since our only projects are located in Canada, the majority of our estimated expenditures are in Canadian dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the U.S. dollar will have an effect on the potential profitability of our projects and therefore our ability to continue to finance our operations. To the extent that the actual Canadian dollar to U.S. dollar exchange rate is less than or more than the rate estimated in any future development plans, the profitability of our projects will be affected. Accordingly, our prospects may suffer due to adverse currency fluctuations.

High metal prices in recent years have encouraged increased mining exploration, development and construction activity, which has increased demand for, and cost of, exploration, development and construction services and equipment.

        The relative strength of metal prices over the past five years has encouraged increases in mining exploration, development and construction activities around the world, which has resulted in increased demand for, and cost of, exploration, development and construction services and equipment. While recent market conditions have had a moderating effect on the costs of such services and equipment, increases in such costs may continue with the resumption of an upward trend in metal prices. Increased demand for services and equipment could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development and/or construction costs.

The mining industry is very competitive.

        We compete with other exploration and producing companies, many of which are better capitalized, have greater financial resources, operational experience and technical capabilities or are further advanced in their development or are significantly larger and have access to greater mineral reserves, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. If we require and are unsuccessful in acquiring additional mineral properties or qualified personnel, we will not be able to grow at the rate we desire, or at all.

        Our competitors may be able to devote greater resources to the expansion and efficiency of their operations or respond more quickly to new laws and regulations or emerging technologies than we can. We may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on our business, financial condition or results of operations.

We may experience difficulty attracting and retaining qualified management to grow our business.

        We are dependent on the services of key executives and other highly skilled and experienced personnel to advance our corporate objectives as well as the identification of new opportunities for growth and funding. Robert A. Quartermain, Joseph J. Ovsenek, Kenneth McNaughton and Peter de Visser are currently our key executives. It will be necessary for us to recruit additional skilled and experienced management and personnel. Our inability to do so, or the loss of Mr. Quartermain, or any of our key executives, or our inability to attract and retain suitable replacements for such executives or the additional highly skilled employees required for our activities, would have a material adverse effect on our business and financial condition.

Some of our directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.

        Certain of our directors and officers also serve as directors or officers, or have significant shareholdings in, other companies involved in natural resource exploration and development or mining-related activities, including, in particular, Silver Standard. To the extent that such other companies may participate in ventures that we may also participate in, or in ventures that we may seek to participate in, our directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where our directors and officers have an interest in other companies, such other companies may also compete with us for the acquisition of mineral property investments. Such conflicts of our directors and officers may result in a material and adverse effect on our profitability, results of operation and financial condition. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material adverse effect on our financial position.

We may be unable to attract development partners.

        The Company may seek to develop some or all of its projects in partnership with one or more third parties in a corporate or contractual joint venture, or otherwise, or to dispose of some part or of its project to another party, retaining a royalty interest therein. The Company may be unable to find such partners or to negotiate satisfactory terms therewith, in which case the Company will be obliged to either postpone development of such project or proceed alone with the costs of further development.

We may be subject to claims and legal proceedings that could materially adversely impact our financial position, financial performance and results of operations.

        We may be subject to claims or legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. These matters may result in litigation or unfavorable resolution which could materially adversely impact our financial performance, financial position and results of operations.

Risks Related to the Acquisition

Potential liabilities associated with the Acquisition.

        We conducted due diligence with respect to the Brucejack Project and the other Project Assets prior to our acquisition of such assets in December 2010; however, there is no certainty that our due diligence procedures revealed all of the risks and liabilities associated with the Acquisition. Silver Standard provided limited representations in the Acquisition Agreement with respect to the Brucejack Project and other Project Assets and those representations were further limited by time and by the knowledge of the persons giving such representations. Also, under the Acquisition Agreement the Company agreed to assume all environmental liabilities with respect to the Brucejack Project and other Project Assets. There may be material environmental or other material liabilities that we are not aware of and, accordingly, the potential monetary cost of such liabilities is also unknown.

Risks Related to our Securities

Silver Standard owns a significant number of Common Shares and is in a position to influence our governance and operations.

        Silver Standard holds approximately 27.81% of the Company's outstanding Common Shares, to the best of Pretium's knowledge. For as long as Silver Standard maintains a significant interest in the Company, it may be in a position to affect our governance and operations. Pursuant to the Investor Rights Agreement, Silver Standard is entitled to nominate to serve as members of our Board such number of nominees as is equal to the lesser of (i) one less than the number which constitutes a majority of the Board and (ii) the percentage of the Common Shares held by Silver Standard and securities convertible or exchangeable into Common Shares multiplied by the number of directors comprising the Board (rounded to the nearest whole number of nominees). In addition, Silver Standard may have significant influence over the passage of any resolution of our shareholders (such as would be required, to amend our constating documents or take certain other corporate actions) and may, for all practical purposes, be able to ensure the passages of any such resolution by voting for it or prevent the passage of any such resolution by voting against it. The effect of this influence by Silver Standard may be to limit the price that investors are willing to pay for our Common Shares. In addition, the potential that Silver Standard may sell its Common Shares in the public market (commonly referred to as "market overhang"), as well as any actual sales of such Common Shares in the public market, could adversely affect the market price of the Common Shares.

Future sales or issuances of equity securities could decrease the value of any existing Common Shares, dilute investors' voting power and reduce our earnings per share.

        We may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into Common Shares) to finance our operations, exploration, development, acquisitions or other projects. We cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the Common Shares. Sales, including any possible sales by Silver Standard, or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Company's earnings per share.

We do not intend to pay any cash dividends in the foreseeable future.

        We have not declared or paid any dividends on our Common Shares. We intend to retain future earnings, if any, to finance the growth and development of our business and do not intend to pay cash dividends on the Common Shares in the foreseeable future. Any return on an investment in the Securities will come from the appreciation, if any, in the value of the Common Shares. The payment of future cash dividends, if any, will be reviewed periodically by the Board and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors. See "Dividend Policy".

We may be treated as a "passive foreign investment company" under the U.S. Internal Revenue Code, which could result in adverse tax consequences for investors in the United States.

        Generally unfavourable U.S. federal income tax rules apply to U.S. persons owning stock of a passive foreign investment company (a "PFIC"). A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the average value (or, if elected, the adjusted tax basis) of its assets are considered "passive assets" (generally, assets that generate passive income). The Company believes that it was a PFIC in 2011. We may be treated as a PFIC for U.S. federal income tax purposes in some or all subsequent years. If we were classified as a PFIC for any taxable year during which you hold our equity Securities, any gain recognized on the sale of Securities and any excess distributions paid on the Securities must be rateably allocated to each day in a U.S. taxpayer's holding period for the Securities and any excess distributions paid on the Securities must be rateably allocated to each day in a U.S. taxpayer's holding period for the Securities. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate applicable to ordinary income in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amount, calculated as if such tax liability had been due in each such prior year.

        Investors should consult their own tax advisors as to the tax consequences of an investment in our Securities.

There is no existing market for the Securities other than Common Shares.

        Other than in respect of the Common Shares, there is no existing trading market for the Securities that may be offered under any Prospectus Supplement. As a result, there can be no assurance that a liquid market will develop or be maintained for those Securities or that investors will be able to sell any of those Securities at a particular time, if at all. We may not apply to list such Securities on any securities exchange. If we do apply to list such Securities on an exchange, listing will be subject to fulfilling all of the listing requirements of such exchange. There is no certainty that such conditions would be met or that, if such securities were listed, an active public market would develop. Without an active market, the liquidity of the trading market in those Securities will be limited and the market price quoted for those securities may be adversely affected by, among other things, a lack of transparency, changes in the overall market for those securities; changes in our financial performance or prospects; the prospects for companies in our industry generally; the number of holders of those securities; the interest of securities dealers in making a market for those securities; and prevailing interest rates.

USE OF PROCEEDS

        Unless otherwise indicated in the applicable Prospectus Supplement, we will use the net proceeds from the sale of Securities for development of our mineral properties, working capital requirements and acquisitions of additional mineral properties. The Company may, from time to time, issue Common Shares or other securities otherwise than through the offering of Securities pursuant to this Prospectus. Each Prospectus Supplement will contain detailed information on the intended use of proceeds for a particular offering of Securities.

        All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, in connection with such offering will be paid out of the proceeds from the sale of Securities, unless otherwise stated in the applicable Prospectus Supplement.

DIVIDEND POLICY

        We have not, since the date of incorporation, declared or paid any dividends on our Common Shares, and do not currently have a policy with respect to the payment of dividends. For the foreseeable future, we anticipate that we will retain our future earnings and other cash resources for the operation and development of our business. The payment of dividends in the future will depend on our earnings, if any, our financing requirements and our financial condition and such other factors as our directors consider appropriate.

 CONSOLIDATED CAPITALIZATION

        The following represents our share capital as at December 31, 2011 and as at March 16, 2012. The following table should be read in conjunction with the financial statements of the Company, including the notes thereto, incorporated by reference into this Prospectus.

Designation of Shares	Authorized	Outstanding on December 31, 2011	Outstanding on March 16, 2012
Common Shares	Unlimited	86,860,086	88,123,136	(1)

Notes:

(1)
Since December 31, 2011, we have issued an aggregate of 1,263,050 Common Shares, including 13,050 Common Shares issued pursuant to the exercise of stock options granted under our stock option plan and 1,250,000 Common Shares that were issued February 17, 2012 in connection with the closing of our flow-through common share offering on February 17, 2012 (the "February Flow-Through Share Offering"). As at March 16, 2012, we have stock options issued pursuant to our stock option plan that may result in the issuance of 6,981,950 additional Common Shares, in the aggregate.

        There has been no change in our loan capital since December 31, 2011.

PRIOR SALES

        The following table includes details of the sales of our securities within the 12 months prior to the date of this Prospectus:

Date	Number	Type of Share	Proceeds ($)	$ per Security
July 15, 2011(1)	1,390,000	Common	15,081,500	10.85
January 16, 2012(2)	5,000	Common	47,750	9.55
January 17, 2012(2)	1,800	Common	21,204	11.78
February 3, 2012(2)	6,250	Common	59,688	9.55
February 17, 2012(3)	1,250,000	Common	23,125,000	18.50

Notes:

(1)
Issued in connection with our flow-through common share offering that closed July 15, 2011.

(2)
Issued pursuant to the exercise of stock options.

(3)
Issued in connection with the closing of the February Flow-Through Share Offering.

 TRADING PRICE AND VOLUME

        Our Common Shares trade on the TSX and the NYSE under the symbol "PVG". Our Common Shares commenced trading on the NYSE on January 12, 2012. The following table sets out the price ranges (high, low and close) and trading volume of our Common Shares as quoted on the TSX for the periods indicated:

	TSX
Period	High ($)	Low ($)	Close ($)	Volume (Shares)
March 2012(1)	18.15	16.56	16.84	10,539,988
February 2012	17.90	15.25	17.75	10,568,689
January 2012	16.53	12.60	16.40	7,923,081
December 2011	13.48	11.06	12.51	7,926,386
November 2011	12.24	8.27	12.24	5,761,115
October 2011	10.50	8.86	9.90	3,058,182
September 2011	13.00	9.95	9.98	5,372,099
August 2011	10.98	9.07	10.07	3,167,542
July 2011	11.24	9.06	10.22	2,851,057
June 2011	9.64	8.49	9.16	2,084,817
May 2011	9.74	7.89	9.61	2,170,644
April 2011	10.52	9.17	9.74	4,744,819
March 2011	14.19	9.42	9.92	7,423,776

Notes:

(1)
For the period from March 1, 2012 to March 16, 2012.

        The closing price of the Common Shares on the TSX and the NYSE on March 16, 2012, the last trading day before the date hereof, was $16.84 and US$17.08 per Common Share, respectively.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Shares

        Our authorized share capital consists of an unlimited number of Common Shares, without par value, and an unlimited number of Preferred Shares, without par value, which are issuable in series with such rights and restrictions as may be determined by the directors of the Company at the time of issuance. As at the date of this Prospectus, 88,123,136 Common Shares and no Preferred Shares were issued and outstanding.

        All of the Common Shares, including any Common Shares offered by the Selling Shareholder in a Secondary Offering, rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by the Company. The holders of the Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each Common Share carries the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the payment by the Company of all of its liabilities. The holders of Common Shares are entitled to receive any dividends declared by the Company in respect of the Common Shares, subject to the rights of holders of other classes ranking in priority to the Common Shares with respect to the payment of dividends, on a pro rata basis. Any alteration of the rights attached to the Common Shares must be approved by at least two-thirds of the Common Shares voted at a meeting of our shareholders.

Warrants

        We may issue Warrants to purchase Common Shares, independently or together with other Securities. Warrants sold with other Securities may be attached to or separate from the other Securities. Warrants will be issued under and governed by the terms of one or more warrant agreements (each, a "Warrant Agreement")

between Pretivm and a warrant agent (the "Warrant Agent") that will be named in the relevant Prospectus Supplement relating to the offering of Warrants. Each Warrant Agent will be a financial institution organized under the laws of Canada or any province thereof and authorized to carry on business as a trustee.

        The statements made in this Prospectus relating to any Warrant Agreement or Warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Warrant Agreement. Prospective investors should refer to the Warrant Agreement relating to the specific Warrants being offered for the complete terms of the Warrants. We will file a copy of any Warrant Agreement relating to an offering of Warrants with the securities regulatory authorities in Canada and the United States after we have entered into it.

        The applicable Prospectus Supplement relating to any Warrants offered by Pretivm will describe the particular terms of those Warrants and include specific terms relating to the offering. This description may include, but is not limited to, any of the following, if applicable:

  •
  the designation and aggregate number of Warrants being offered;

  •
  the price at which the Warrants will be offered;

  •
  the date on which the right to exercise the Warrants will commence and the date on which that right will expire;

  •
  the number of Common Shares that may be purchased and the price at which such Common Shares may be purchased upon the exercise of each Warrant;

  •
  the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each such Security;

  •
  the date or dates, if any, on or after which the Warrants and the other Securities with which the Warrants may be offered will be transferable separately;

  •
  provisions as to modification, amendment or variation of the Warrant Agreement or any rights or terms attaching to the Warrants, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares or any other reorganization, amalgamation, merger or sale of all or substantially all of our assets and the terms upon which any distribution to all or substantially all of the holders of Common Shares of certain rights, options, warrants, evidences of indebtedness or assets will result in an adjustment in the number of Common Shares to be issued to holders of Warrants;

  •
  the identity of the Warrant Agent;

  •
  whether we will apply to list the Warrants on any exchange;

  •
  material Canadian and United States federal income tax consequences of owning the Warrants; and

  •
  any other material terms or conditions of the Warrants.

Rights of Holders Prior to Exercise

        Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Common Shares issuable upon exercise of the Warrants.

Rescission

        The Warrant Agreement will provide that any misrepresentation in this Prospectus, the Prospectus Supplement under which the Warrants are offered, or any amendment thereto, will entitle each initial purchaser of Warrants to a contractual right of rescission against Pretivm in respect of the conversion, exchange or exercise of such Warrants. The right of rescission will entitle such purchaser to receive, in addition to the amount paid for the original purchase of the Warrant, the amount paid upon conversion, exchange or exercise of the Warrant for Common Shares upon surrender of the Common Shares, provided that (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the Warrant under this Prospectus, the Prospectus

Supplement under which the Warrants are offered, and any amendment thereto; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the Warrant under this Prospectus, the Prospectus Supplement under which the Warrants are offered, and any amendment thereto. This contractual right of rescission will be consistent with the statutory right of rescission described under s.131 of the Securities Act (British Columbia) (the "Securities Act") and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act or otherwise at law. This right of rescission does not extend to holders of Warrants who acquire such Warrants from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Warrants in the United States.

        Original purchasers of Warrants are further advised that, in certain provinces, the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the convertible, exchangeable or exercisable security that was purchased under a prospectus, and therefore a further payment at the time of conversion, exchange or exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights, or consult with a legal advisor.

Modifications

        The Warrant Agreement will specify the terms upon which the modifications and alterations to the Warrants issued thereunder may be made by way of a resolution of holders of Warrants at a meeting of such holders or consent in writing from such holders. The number of holders of Warrants required to pass such a resolution or execute such a written consent will be specified in the Warrant Agreement.

        The Warrant Agreement will also specify that we may amend any Warrant Agreement and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holder of outstanding Warrants or as otherwise specified in the Warrant Agreement.

Units

        We may issue Units, which may consist of one or more Common Shares, Warrants or any combination of Securities as is specified in the relevant Prospectus Supplement. In addition, the relevant Prospectus Supplement relating to an offering of Units will describe all material terms of any Units offered, including, as applicable:

  •
  the designation and aggregate number of Units being offered;

  •
  the price at which the Units will be offered;

  •
  the designation, number and terms of the Securities comprising the Units and any agreement governing the Units;

  •
  the date or dates, if any, on or after which the Securities comprising the Units will be transferable separately;

  •
  whether we will apply to list the Units on any exchange;

  •
  material Canadian and United States federal income tax consequences of owning the Units, including, how the purchase price paid for the Units will be allocated among the Securities comprising the Units; and

  •
  any other material terms or conditions of the Units.

Subscription Receipts

        We may issue Subscription Receipts, which will entitle holders thereof to receive, upon satisfaction of certain release conditions and for no additional consideration, Common Shares, warrants or any combination thereof. Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a "Subscription Receipt Agreement"), each to be entered into between Pretivm and an escrow agent (the "Escrow Agent") that will be named in the relevant Prospectus Supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Agreement governing the Subscription Receipts sold to or through such underwriter or agent.

        The following description sets forth certain general terms and provisions of Subscription Receipts that may be issued hereunder and is not intended to be complete. The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement. Prospective investors should refer to the Subscription Receipt Agreement relating to the specific Subscription Receipts being offered for the complete terms of the Subscription Receipts. We will file a copy of any Subscription Receipt Agreement relating to an offering of Subscription Receipts with the securities regulatory authorities in Canada and the United States after we have entered into it.

General

        The Prospectus Supplement and the Subscription Receipt Agreement for any Subscription Receipts that we may offer will describe the specific terms of the Subscription Receipts offered. This description may include, but is not limited to, any of the following, if applicable:

  •
  the designation and aggregate number of Subscription Receipts being offered;

  •
  the price at which the Subscription Receipts will be offered;

  •
  the designation, number and terms of the Common Shares, Warrants or a combination thereof to be received by the holders of Subscription Receipts upon satisfaction of the release conditions, and any procedures that will result in the adjustment of those numbers;

  •
  the conditions (the "Release Conditions") that must be met in order for holders of Subscription Receipts to receive, for no additional consideration, the Common Shares, Warrants or a combination thereof;

  •
  the procedures for the issuance and delivery of the Common Shares, Warrants or a combination thereof to holders of Subscription Receipts upon satisfaction of the Release Conditions;

  •
  whether any payments will be made to holders of Subscription Receipts upon delivery of the Common Shares, Warrants or a combination thereof upon satisfaction of the Release Conditions (e.g. an amount equal to dividends declared on Common Shares by Pretivm to holders of record during the period from the date of issuance of the Subscription Receipts to the date of issuance of any Common Shares pursuant to the terms of the Subscription Receipt Agreement);

  •
  the identity of the Escrow Agent;

  •
  the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of Subscription Receipts, together with interest and income earned thereon (collectively, the "Escrowed Funds"), pending satisfaction of the Release Conditions;

  •
  the terms and conditions pursuant to which the Escrow Agent will hold Common Shares, Warrants or a combination thereof pending satisfaction of the Release Conditions;

  •
  the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to Pretivm upon satisfaction of the Release Conditions;

  •
  if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commission in connection with the sale of the Subscription Receipts;

  •
  procedures for the refund by the Escrow Agent to holders of Subscription Receipts of all or a portion of the subscription price of their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

  •
  any contractual right of rescission to be granted to initial purchasers of Subscription Receipts in the event that this Prospectus, the Prospectus Supplement under which Subscription Receipts are issued or any amendment hereto or thereto contains a misrepresentation;

  •
  any entitlement of Pretivm to purchase the Subscription Receipts in the open market by private agreement or otherwise;

  •
  whether Pretivm will issue the Subscription Receipts as global securities and, if so, the identity of the depository for the global securities;

  •
  whether Pretivm will issue the Subscription Receipts as bearer securities, as registered securities or both;

  •
  provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of the Subscription Receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, Warrants or other Pretivm securities, any other reorganization, amalgamation, merger or sale of all or substantially all of Pretivm's assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

  •
  whether the Company will apply to list the Subscription Receipts on any exchange;

  •
  material Canadian and United States federal tax consequences of owning the Subscription Receipts; and

  •
  any other material terms or conditions of the Subscription Receipts.

Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions

        The holders of Subscription Receipts will not be, and will not have the rights of, shareholders of Pretivm. Holders of Subscription Receipts are entitled only to receive Common Shares, Warrants or a combination thereof on exchange of their Subscription Receipts, plus any cash payments, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied. If the Release Conditions are not satisfied, holders of Subscription Receipts shall be entitled to a refund of all or a portion of the subscription price thereof and all or a portion of the pro rata share of interest earned or income generated thereon, all as provided in the Subscription Receipt Agreement.

Escrow

        The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to Pretivm (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts, plus their pro-rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement. Common Shares or Warrants may be held in escrow by the Escrow Agent and will be released to the holders of Subscription Receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Rescission

        The Subscription Receipt Agreement will provide that any misrepresentation in this Prospectus, the Prospectus Supplement under which the Subscription Receipts are offered, or any amendment thereto, will entitle each initial purchaser of Subscription Receipts to a contractual right of rescission against Pretivm in respect of the conversion, exchange or exercise of such Subscription Receipts. The right of rescission will entitle such purchaser to receive, in addition to the amount paid for the original purchase of the Subscription Receipt, any amount paid upon conversion, exchange or exercise of the Subscription Receipt for Securities or other property upon surrender of such Securities or other property, provided that (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the Subscription Receipt under this Prospectus, the Prospectus Supplement under which the Subscription Receipts are offered, and any amendment thereto; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the Subscription Receipt under this Prospectus, the Prospectus Supplement under which the Subscription Receipts are offered, and any amendment thereto. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act or otherwise at law. This right of rescission does not extend to holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Subscription Receipts in the United States.

        Original purchasers of Subscription Receipts are further advised that, in certain provinces, the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the convertible, exchangeable or exercisable security that was purchased under a prospectus, and therefore a further payment at the time of conversion, exchange or exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights, or consult with a legal advisor.

Modifications

        The Subscription Receipt Agreement will specify the terms upon which the modifications and alterations to the Subscription Receipts issued thereunder may be made by way of a resolution of holders of Subscription Receipts at a meeting of such holders or consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

        The Subscription Receipt Agreement will also specify that we may amend any Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holder of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.

        The foregoing summary of certain of the principal provisions of the Securities is a summary of anticipated terms and conditions only and is qualified in its entirety by the description in the applicable Prospectus Supplement under which any Securities are being offered.

 SELLING SHAREHOLDER

        The Selling Shareholder in any Secondary Offering under this Prospectus is Silver Standard, which acquired all of the Common Shares that it holds as partial payment of the purchase price for the Project Assets, including the Brucejack Project, at a deemed price of $6.00 per Common Share (being the issue price of the Common Shares under Pretivm's initial public offering which took place concurrently with the Acquisition), with 32,537,833 Common Shares being issued to the Selling Shareholder upon the closing of the Acquisition on December 21, 2010. An additional 3,625,000 Common Shares were issued to the Selling Shareholder at a deemed price of $6.00 per Common Share upon conversion of a convertible note issued to the Selling Shareholder on December 21, 2010, in accordance with its terms, on January 31, 2011. The aggregate value of the Common Shares issued to the Selling Shareholder was $216,979,998.

        The relevant Prospectus Supplement relating to a Secondary Offering of any Common Shares by Silver Standard will contain specific information with respect to the number of Common Shares being offered by Silver Standard, including the number and percentage of Common Shares to be held by the Selling Shareholder before and after the Secondary Offering as at the date of the relevant Prospectus Supplement and whether, to the knowledge of Silver Standard, any person beneficially owns, controls or directs, directly or indirectly, shares carrying 10% or more of the voting rights attached to all of the outstanding shares of Silver Standard, and if so, the identity of that person.

        To the extent that any distribution of Common Shares is made by Silver Standard under this Prospectus and any applicable Prospectus Supplement, Silver Standard will be subject to liability for misrepresentations in the Prospectus and any applicable Prospectus Supplement to the extent provided for under applicable Canadian securities legislation.

        The following table sets out, to the best of our knowledge, information concerning the Selling Shareholder's ownership of Common Shares as at the date of this Prospectus, on an undiluted basis:

		Common Shares owned Prior to Secondary Offering
	Type of Ownership
Name		Number	Percentage
Silver Standard Resources Inc.	Registered	24,503,783	27.81	(1)

Notes:

(1)
25.76% of the issued and outstanding Common Shares on a fully diluted basis.

(2)
Includes 5,590,350 Common Shares held in escrow pending exercise of warrants to purchase Common Shares owned by Silver Standard.

PLAN OF DISTRIBUTION

General

        We or the Selling Shareholder may offer and sell the Securities, separately or together: (a) to one or more underwriters or dealers; (b) through one or more agents; or (c) directly to one or more other purchasers. The Securities offered pursuant to any Prospectus Supplement may be sold from time to time in one or more transactions at: (i) a fixed price or prices, which may be changed from time to time; (ii) market prices prevailing at the time of sale; (iii) prices related to such prevailing market prices; or (iv) other negotiated prices. We and Selling Shareholder may only offer and sell the Securities pursuant to a Prospectus Supplement during the 25-month period that this Prospectus, including any amendments hereto, remains effective. The Prospectus Supplement for any of the Securities being offered thereby will set forth the terms of the offering of such Securities, including the type of Securities being offered, the name or names of any underwriters, dealers or agents, the purchase price of such Securities, the proceeds to Pretivm or the Selling Shareholder from such sale, if any, any underwriting commissions or discounts and other items constituting underwriters' compensation, any discounts or concessions allowed or re-allowed or paid to dealers and who will be paying the underwriters' compensation and expenses. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby.

Sales By Underwriters or Dealers

        If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters to purchasers the Securities will be subject to certain conditions, but the underwriters will be obligated to purchase all of the Securities offered by the Prospectus Supplement if any of such Securities are purchased. We or the Selling Shareholder may agree to pay the underwriters a fee or commission for various services relating to the offering of any Securities. Any such fee or commission will be paid out of the proceeds of the offering, out of our general corporate funds or by the Selling Shareholder, as specified in the relevant Prospectus Supplement.

        If dealers are used, and if so specified in the applicable Prospectus Supplement, we and/or the Selling Shareholder will sell such Securities to the dealers as principals. The dealers may then resell such Securities to the public at varying prices to be determined by such dealers at the time of resale. Any public offering price and any discounts or concessions allowed or re-allotment paid to dealers may be changed from time to time.

Sales By Agents

        The Securities may also be sold through agents designated by us or the Selling Shareholder, as applicable. Any agent involved will be named, and any fees or commissions payable by us or the Selling Shareholder, as applicable, to such agent will be set forth, in the relevant Prospectus Supplement. Any such fees or commissions will be paid out of the proceeds of the offering, out of our general corporate funds or by the Selling Shareholder, as specified in the relevant Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent will be acting on a best efforts basis for the period of its appointment.

Direct Sales

        We may also sell Securities directly at such prices and upon such terms as we agree with the purchasers of such Securities. In this case, no underwriters, dealers or agents would be involved in the offering.

General Information

        Underwriters, dealers or agents who participate in the distribution of Securities may be entitled, pursuant to any agreements to be entered into with the Company and/or the Selling Shareholder, to indemnification by one or both of us and the Selling Shareholder, as applicable, against certain liabilities, including liabilities under applicable Canadian and United States securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers or agents may be customers of, engage in transactions with, or perform services for us and/or the Selling Shareholder in the ordinary course of business.

        In connection with any offering of Securities, except with respect to "at-the-market distributions", as defined under applicable Canadian securities legislation, underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time.

        No underwriter or dealer involved in an "at-the-market distribution" under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

CERTAIN INCOME TAX CONSIDERATIONS

        The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to investors described therein of acquiring the Securities in an offering, including, in the case of an investor who is not a resident of Canada (for purposes of the Income Tax Act (Canada)), if applicable, whether payment of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax.

        The applicable Prospectus Supplement for any offering will also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of Securities by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), if applicable.

LEGAL MATTERS

        Certain legal matters related to the Securities offered by this Prospectus will be passed upon on our behalf by Fasken Martineau DuMoulin LLP with respect to Canadian legal matters and by Paul, Weiss, Rifkind, Wharton & Garrison LLP with respect to U.S. legal matters.

AUDITORS, TRANSFER AGENT AND REGISTRAR

        Our auditors are PricewaterhouseCoopers LLP, Chartered Accountants, having an address at 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7.

        The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc., at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The transfer agent and registrar for the Common Shares in the United States is Computershare Trust Company, N.A, at its principal offices in Golden, Colorado.

 INTEREST OF EXPERTS

        Pretivm's auditors, PricewaterhouseCoopers LLP, report that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia and with the rules and regulations of the SEC.

        None of the following companies, partnerships or persons, each of whom are named in this Prospectus as having prepared reports or having been responsible for reporting exploration results relating to our mineral properties and whose profession or business gives authority to such reports, or any director, officer, partner, or employee thereof, as applicable, received or has received a direct or indirect interest in our property or of any of our associates or affiliates. As at the date hereof, such persons, and the directors, officers, partners and employees, as applicable, of each of the following companies and partnerships do not own, directly or indirectly, any securities of the Company:

  1.
  Hassan Ghaffari, P.Eng., Jianhui (John) Huang, P.Eng., and Sabry Abdel Hafez, Ph.D., P.Eng., of Wardrop;

  2.
  Pierre Pelletier, P.Eng., of Rescan;

  3.
  Tracy Armstrong, P.Geo., and Fred H. Brown, Pr.Sc.Nat., of P&E;

  4.
  Caroline J. Vallat, P.Geo., of GeoSpark;

  5.
  H. Warren Newcomen, P.Eng., Hamish Weatherly, P.Geo., and Lori-Ann Wilchek, P.Eng., of BGC; and

  6.
  Peter Mokos, MAusIMM (CP), of AMC.

        None of such persons, or any director, officer or employee, as applicable, of any such companies or partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any of our associates or affiliates.

        Kenneth C. McNaughton, our Vice President and Chief Exploration Officer, who owns 525,500 Common Shares, 50,000 Warrants and 1,100,000 stock options, and Ian I. Chang, our Vice President, Project Development, who owns 1,720 Common Shares and 315,000 stock options, are named in this Prospectus as taking responsibility for all technical information that is not contained in the Brucejack PEA.

MATERIAL CONTRACTS

        Except for contracts entered into in the ordinary course of business, as of the Closing, the only material contracts which the Company has entered or will enter into are set out below. Copies of such agreements are available under the Company's profile on SEDAR at www.sedar.com.

  1.
  the Warrant Indenture, dated April 8, 2011, between the Company and Computershare Trust Company of Canada with respect to certain Warrants issued by the Company;

  2.
  the Delivery Agreement, dated April 8, 2011, among the Company, Silver Standard and Computershare Investor Services Inc., with respect to the delivery of Common Shares owned by Silver Standard in connection with warrants issued in a secondary offering of Units;

  3.
  the Acquisition Agreement; and

  4.
  the Investor Rights Agreement.

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada and with the SEC in the United States. Copies of documents incorporated by reference in this Prospectus and not delivered with this Prospectus may be obtained upon request without charge from our head office at 570 Granville Street, Suite 1600, Vancouver, British Columbia, V6C 3P1, telephone: (604) 588-1784 and are also available electronically on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC's website at www.sec.gov.

        The following documents, filed with the various securities commissions or similar authorities in each of the provinces and territories of Canada other than Québec, are specifically incorporated by reference and form an integral part of this Prospectus:

  •
  our Annual Information Form for the year ended December 31, 2011, dated March 12, 2012;

  •
  our audited financial statements for the fiscal year ended December 31, 2011, including the notes thereto, together with the auditor's report thereon;

  •
  our Management's Discussion and Analysis ("MD&A") of the audited financial statements for the fiscal year ended December 31, 2011;

  •
  our management information circular for the meeting held on May 12, 2011, dated April 8, 2011;

  •
  our material change report dated and filed January 9, 2012, related to listing of the Common Shares on the New York Stock Exchange;

  •
  our material change report dated and filed January 12, 2012, related to the filing of a Technical Report for the mineral resource estimate on the Brucejack Project;

  •
  our material change report dated and filed January 19, 2012, related to the announcement of bought deal agreement with respect to a private placement of 1,000,000 flow-through common shares at a price of $18.50 per share;

  •
  our material change report dated and filed January 24, 2012, related to the exercise of the underwriters' option to purchase an additional 250,000 flow-through common shares in the Company's private placement;

  •
  our material change report dated and filed February 17, 2012, related to the closing of the Company's private placement of flow-through common shares;

  •
  our material change report dated and filed February 23, 2012, related to an update on activities underway at the Brucejack Project; and

  •
  our material change report dated and filed February 24, 2012, related to the filing of the Brucejack PEA.

        Any document of a type referred to in, and required to be incorporated by reference into a short form prospectus by, Section 11.1 of Form 44-101F1 — Short Form Prospectus (other than confidential material change reports) filed by the Company with a securities commission or any similar authority in Canada after the date of this Prospectus and prior to the termination of the offering under any Prospectus Supplement shall be deemed to be incorporated by reference in this Prospectus.

        In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part (if, and to the extent, so provided in connection with a report on Form 6-K or 8-K). In addition, any document filed by us with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, which specifically states that it is intended to be incorporated by reference in the registration statement of which this Prospectus forms a part, shall be deemed to be incorporated by reference in such registration statement.

        Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this Prospectus.

        A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of Securities covered by that Prospectus Supplement.

        Upon a new annual information form and new annual financial statements, together with the auditor's report thereon, and related MD&A being filed by Pretivm with, and where required, accepted by, the applicable securities commissions or any similar regulatory authority in Canada and the United States during the currency of this Prospectus, the previous annual information form, annual financial statements and related MD&A, all interim financial statements and related MD&A and any material change report filed prior to the commencement of the financial year in which the new annual information form was filed shall be deemed no longer to be incorporated into this Prospectus for the purposes of future offers and sales of Securities hereunder. Upon interim consolidated financial statements and the accompanying MD&A being filed by us with the applicable securities regulatory authorities during the currency of this Prospectus, all interim consolidated financial statements and the accompanying MD&A filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated in this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management proxy circular for an annual meeting of shareholders being filed by Pretivm with the applicable securities regulatory authorities during the currency of this Prospectus, the previous management proxy circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for the purposes of future offers and sales of Securities hereunder.

        Information contained on Pretivm's website is not part of this Prospectus or incorporated by reference herein.

ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

        You may read any document that we have filed with the SEC at the SEC's public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download some of the documents we have filed with the SEC's Electronic Data Gathering and Retrieval System at www.sec.gov. You may read and download any public document that we have filed with the Canadian securities regulatory authorities under our profile on the SEDAR website at www.sedar.com.

 DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: the documents referred to under the heading "Documents Incorporated by Reference"; the consent of PricewaterhouseCoopers LLP; the consent of Hassan Ghaffari, P.Eng.; the consent of Jianhui (John) Huang, P.Eng.; the consent of Sabry Abdel Hafez, Ph.D., P.Eng.; the consent of Pierre Pelletier, P.Eng.; the consent of Tracy Armstrong, P.Geo.; the consent of Fred H. Brown, Pr.Sc.Nat.; Caroline J. Vallat, P.Geo.; the consent of H. Warren Newcomen, P.Eng.; the consent of Hamish Weatherly, P.Geo.; the consent of Lori-Ann Wilchek, P.Eng.; the consent of Peter Mokos, MAusIMM (CP); the consent of Wardrop, a Tetra Tech Company; the consent of Rescan Environmental Services Ltd.; the consent of P&E Mining Consultants Inc.; the consent of GeoSpark Consulting Inc.; the consent of BGC Engineering Inc.; the consent of AMC Mining Consultants (Canada) Ltd.; the consent of Ian I. Chang M.A.Sc., P.Eng.; and the consent of Kenneth C. McNaughton, M.A.Sc., P.Eng.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are a company organized and existing under the Business Corporations Act (British Columbia). Many of our directors and officers, and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. Investors should not assume that Canadian courts would enforce judgements of United States courts obtained in actions against such persons predicated upon the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated upon the United States federal securities laws or any such state securities or blue sky laws.

EXEMPTIONS FROM THE INSTRUMENT

        The Acquisition constituted a significant acquisition for the Company under National Instrument 51-102 — Continuous Disclosure Obligations, however, the Company was exempt from the requirement to file a business acquisition report in respect of the Acquisition because the disclosure that would normally be included in a business acquisition report was included in the IPO Prospectus.

 AUDITOR'S CONSENT

        We have read the short form base shelf prospectus of Pretium Resources Inc. (the "Company") dated March 19, 2012 relating to the qualification for distribution of common shares, warrants, units and subscription receipts of the Company up to an aggregate initial offering price of C$180,000,000. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above mentioned short form prospectus of our report to the shareholders of the Company on the consolidated statements of financial position of the Company as at December 31, 2011 and December 31, 2010 and the consolidated statements of loss and comprehensive loss, cash flows and changes in equity for the year ended December 31, 2011 and for the period from incorporation on October 22, 2010 to December 31, 2010. Our report is dated March 6, 2012.

Vancouver, British Columbia March 19, 2012	PRICEWATERHOUSECOOPERS LLP Chartered Accountants

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GENERAL MATTERS
CAUTIONARY NOTE FOR UNITED STATES INVESTORS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
EXCHANGE RATE INFORMATION
TECHNICAL AND SCIENTIFIC DISCLOSURE
THE OFFERING
THE COMPANY
DETAILS OF THE BRUCEJACK PROJECT
RISK FACTORS
USE OF PROCEEDS
DIVIDEND POLICY
CONSOLIDATED CAPITALIZATION
PRIOR SALES
TRADING PRICE AND VOLUME
DESCRIPTION OF SECURITIES BEING DISTRIBUTED
PLAN OF DISTRIBUTION
ELIGIBILITY FOR INVESTMENT
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
LEGAL MATTERS
AUDITORS, TRANSFER AGENT AND REGISTRAR
INTEREST OF EXPERTS
MATERIAL CONTRACTS
DOCUMENTS INCORPORATED BY REFERENCE
ADDITIONAL INFORMATION
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
ENFORCEABILITY OF CIVIL LIABILITIES
AUDITOR'S CONSENT

GENERAL MATTERS
CAUTIONARY NOTE FOR UNITED STATES INVESTORS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
EXCHANGE RATE INFORMATION
TECHNICAL AND SCIENTIFIC DISCLOSURE
THE COMPANY
DETAILS OF THE BRUCEJACK PROJECT
Table 1 — Summary of Brucejack Economic Analysis by Metal Price(1)(2)(3)(4)
Table 2 — Brucejack Project Metal Production and Processing Summary
Table 3 — Capital Cost Summary
Table 4 — Operating Costs Summary
Table 5 Brucejack Project Estimated Mineral Resources based on a Cut-Off Grade of 0.30 g/t AuEq(1)(2)(3)(4)
Table 6 Brucejack Project 5.00 g/t AuEq Mineral Resource Grade & Tonnage Estimate(1)(2)(3)(4)
Table 7 Brucejack Project 1.25 g/t AuEq Mineral Resource Grade & Tonnage Estimate(1)(2)(3)(4)
Table 8 Combined West Zone and VOK Zone Underground Sensitivity to the Resource Estimate based on a 5.00 g/t AuEq Mineral Resource Grade & Tonnage Estimate(1)(2)(3)(4)
RISK FACTORS
USE OF PROCEEDS
DIVIDEND POLICY
CONSOLIDATED CAPITALIZATION
PRIOR SALES
TRADING PRICE AND VOLUME
DESCRIPTION OF SECURITIES BEING DISTRIBUTED
SELLING SHAREHOLDER
PLAN OF DISTRIBUTION
CERTAIN INCOME TAX CONSIDERATIONS
LEGAL MATTERS
AUDITORS, TRANSFER AGENT AND REGISTRAR
INTEREST OF EXPERTS
MATERIAL CONTRACTS
DOCUMENTS INCORPORATED BY REFERENCE
ADDITIONAL INFORMATION
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
ENFORCEABILITY OF CIVIL LIABILITIES
EXEMPTIONS FROM THE INSTRUMENT
AUDITOR'S CONSENT